As filed with the Securities and Exchange Commission on ~~December 21, 2018~~[ ]

Securities Act File No. 333-228959
Investment Company Act File No. 811-23407

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☒ **REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933**
☒ **REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940**
~~☐~~☒ **PRE-EFFECTIVE AMENDMENT NO. 1**
☐ **POST-EFFECTIVE AMENDMENT NO.**

YieldStreet Multi-Asset Fund Inc.
(Exact Name of Registrant as Specified in the Charter)

597 Fifth Avenue, 6th Floor
New York, NY 10017
(Address of Principal Executive Offices)

(844) 943-5378
(Registrant's Telephone Number, Including Area Code)

Ivor C. Wolk, Esq.
General Counsel
YieldStreet Multi-Asset Fund Inc.
597 Fifth Avenue, 6th Floor
New York, NY 10017
(Name and address of agent for service)

COPIES TO:

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington DC 20005
Tel: (202) 729-7470
Fax: (202) 730-4520

Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.   ☒

It is proposed that this filing will become effective (check appropriate box):   ☐ when declared effective pursuant to section 8(c).

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CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered	Proposed Maximum Offering Price per Share[1]	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee[2]
Common Stock, $0.001 par value per share	~~25,000,000~~50,000,000 shares	$10	$~~250,000,000~~500,000,000	$~~30,300~~60,600

(1)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(2) $30,300 of such registration fee was previously paid in connection with the initial filing of the Registration Statement.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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PRELIMINARY PROSPECTUS   SUBJECT TO COMPLETION, DATED ~~DECEMBER 21, 2018~~[__]


Minimum Offering of [   ] Shares
Maximum Offering of [   ] Shares



YIELDSTREET MULTI-ASSET FUND INC.


We are a newly-formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the "1940 Act." As such, we are required to comply with certain regulatory requirements. See "Regulation" in our statement of additional information, or "SAI." Our investment objective is to generate current income and, as a secondary objective, capital appreciation.

We intend to seek to achieve our investment objective by primarily investing in debt securities and other credit instruments, either directly or through separate investment structures or vehicles that provide us with exposure to such securities, which we refer to collectively as "Credit Investments." Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, and equipment financing, as well as instruments that are directly or indirectly secured by such assets, including in certain cases participation interests in the underlying loans, which we refer to as "Participation Interests." In addition to Credit Investments, we may also selectively acquire equity or similar ownership interests in assets of the type underlying the Credit Investments we intend to target, including, without limitation, real estate, litigation financing, securitizations or structured investments and merchant cash advances secured by cash flow or future earnings, which we refer to as "Equity Investments." We refer to our Credit Investments and Equity Investments together collectively as our "Investments." While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States.

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity.

We may invest without limitation in securities that, at the time of investment, are illiquid (determined using the SEC's standard applicable to registered investment companies, i.e., securities that cannot be disposed of by us within seven days in the ordinary course of business at approximately the amount at which we have valued the securities). We may also invest in securities subject to restrictions on resale. Investments

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in restricted securities could have the effect of increasing the amount of our assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. The illiquidity of these Investments may make it difficult for us to sell such Investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these Investments. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when we believe it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that we pay for or recover upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. Investment of our assets in illiquid and restricted securities may restrict our ability to take advantage of market opportunities.

Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments."

An investment in our shares is not suitable for investors that require short-term liquidity:

- **Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.**

- **If you are able to sell your shares, you will likely receive less than your purchase price.**

- **Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever.**

- **We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us.**

- **You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program."**

- **Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur until three years following the completion of this offering, if at all.**

- **This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.**

- **The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all.**

- **Accordingly, you may be unable to sell your shares and receive proceeds until at least three years following the closing of this offering.**

We intend to elect to be treated for federal income tax purposes as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code." We are managed by YieldStreet Management, LLC, **a Delaware limited liability company,** which is registered as an investment adviser with the Securities and Exchange Commission, or "SEC," pursuant to the Investment Advisers Act of 1940, as amended, or the "Advisers Act." YieldStreet Management, LLC, which is wholly-owned and controlled by YieldStreet Inc., **a Delaware corporation,** oversees the management of our activities and is

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responsible for making investment decisions for our portfolio. Both YieldStreet Management, LLC and YieldStreet Inc. are considered our affiliates. YieldStreet Management, LLC also serves as our administrator, and in such capacity will provide, or arrange for the provision of, the administration services necessary for us to operate.

We are offering up to [**50 million**] shares of our common stock**, $0.001** **par value per share** (our "shares")**,** in this offering at an initial offering price of $10 per share. This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. The minimum permitted subscription amount will initially be $[10,000] of our shares, although we may waive or increase or decrease this minimum permitted subscription amount from time to time in our discretion. We will not sell any shares unless we raise gross offering proceeds of at least $[25] million~~,~~ by one year from the date of this prospectus, which we refer to as the minimum offering requirement.

To purchase shares in this offering, you must establish an account through YieldStreet Inc.'s online investment portal (the "YieldStreet Investment Portal"), available at *www.yieldstreet.com,* and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also establish an account in your name at Evolve Bank & Trust ("Evolve Bank"), an FDIC insured bank (or any successor to Evolve Bank we may contract with), through the YieldStreet Investment Portal, which we refer to as your "YieldStreet Wallet." Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Funds submitted into the YieldStreet Wallet will earn interest at the prevailing interest rate provided for therein, which, as of the date of this prospectus, is [~~2~~**2.20**]%. Pending satisfaction of the minimum offering requirement, we will withdraw the subscription payment held in your YieldStreet Wallet upon acceptance of your subscription. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

We are offering our shares on a continuous basis at an initial offering price of $10 per share~~; however, to~~**.** **To** the extent that our net asset value ~~increases, we will sell at a price necessary to ensure that shares are~~ not sold at a price per share ~~that is below our then current net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary~~**per share increases above** the offering price then the **offering price per share will require an upward adjustment**. Therefore, persons who ~~tender subscriptions~~**subscribe** for ~~our~~ shares **of our common stock** in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares **of common stock** and, as a result, may receive fractional shares~~.~~ **of our common stock.**

~~We~~**In connection with closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, we expect that our Board of Directors will delegate to one or more of its members the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value. We will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our stockholders. We** intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. We may elect to conduct additional offerings subsequent to completion of the offering to which this prospectus relates.

~~Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program." Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not~~

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occur until three years following the completion of this offering, if at all. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all. Accordingly, you may be unable to sell your shares and receive proceeds until at least three years following the closing of this offering. As a result of the foregoing, an investment in our shares is not suitable for investors that require short-term liquidity. See "Liquidity Strategy."

Investing in our shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of publicly traded closed-end investment companies frequently trade at a discount to their net asset value. If our shares begin trading publicly and trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. See "Risk Factors" beginning on page 20 24 to read about the risks you should consider before buying our shares, including the risk of leverage.

We intend to continue to issue shares, which subjects your ownership percentage in us to dilution. See "Risk Factors—Your interest in us will be diluted if we issue additional shares."

This prospectus sets forth concisely important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information dated as of the date of this prospectus, as may be amended ("SAI"), containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. See "Available Information" for a listing of the contents of the SAI. We will also file annual, semi-annual and quarterly reports, proxy statements and other information about us with the Securities and Exchange Commission, or the "SEC." This information and the SAI will be available free of charge by contacting us at 597 Fifth Avenue, 6th Floor, New York, New York, 10017, or by telephone at (844) 943-5378, or by emailing us at investments@yieldstreet.com. You may also access this information and the SAI through the YieldStreet Investment Portal, available at *www.yieldstreet.com*. The SEC also maintains a website at *www.sec.gov* that contains the SAI, and any amendments thereto, and other information regarding us.

Beginning on [January 1, 2021], as permitted by regulations adopted by the SEC, paper copies of our stockholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on the YieldStreet Investment Portal, available at *www.yieldstreet.com*, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive stockholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive stockholder reports and other communications from us electronically through the YieldStreet Investment Portal.

You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your stockholder reports by emailing us at investments@yieldstreet.com. Your election to receive reports in paper will apply to all funds held with us.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Minimum	Total Maximum
Price to Public[1]	$10	$[25,000,000]	$[**500,000,000**]
Sales Load[2]	–	–	–
Proceeds to the Registrant and Other Persons[3]	$10	$[25,000,000]	$[**500,000,000**]

(1)　　Assumes all shares are sold at the initial offering price per share.
(2)　　This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. As a result, there will be no sales load or other discounts or commissions charged in connection with the sale of the shares offered pursuant to this prospectus. See "Plan of Distribution."

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(3)   Before expenses incurred in connection with the offering and distribution of the shares offered hereby. We estimate that we will incur approximately $[•] of expenses in connection with this offering if the minimum number of shares is sold and approximately $[~~2.5~~**5.0**] million of expenses if the maximum number of shares is sold.

Because you will pay estimated offering expenses of up to [1.00]% (assuming that the maximum number of shares is sold), if you invest $1,000 in our shares, $[990] of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10, you would have to experience a total return on your investment of [1.01]% in order to recover these expenses. See "Use of Proceeds."

The date of this prospectus is [   ].

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TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	vii
PROSPECTUS SUMMARY	1
FEES AND EXPENSES	~~13~~14
COMPENSATION OF THE INVESTMENT ADVISER	~~14~~15
QUESTIONS AND ANSWERS ABOUT THIS OFFERING	~~16~~18
RISK FACTORS	~~20~~22
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	~~42~~46
USE OF PROCEEDS	~~43~~47
DISTRIBUTIONS	~~44~~48
INVESTMENT OBJECTIVE AND STRATEGY	~~44~~48
DETERMINATION OF NET ASSET VALUE	~~50~~55
MANAGEMENT	~~54~~59
PORTFOLIO MANAGEMENT	~~60~~66
INVESTMENT ADVISORY AGREEMENT	~~63~~70
ADMINISTRATION AGREEMENT	~~66~~75
DISTRIBUTION REINVESTMENT PLAN	~~67~~77
DESCRIPTION OF OUR CAPITAL STOCK	~~69~~79
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	~~79~~85
PLAN OF DISTRIBUTION	~~86~~92
LIQUIDITY STRATEGY	~~89~~95
SHARE REPURCHASE PROGRAM	~~90~~96
CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR	~~92~~98
LEGAL MATTERS	~~92~~98
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	~~92~~98
AVAILABLE INFORMATION	~~92~~98
PRIVACY NOTICE	~~93~~99
APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT	A-1

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled "Risk Factors," before making a decision to invest in our shares.

Unless otherwise noted, the terms "we," "us," "our," the "Registrant" and the "Company" refer to YieldStreet Multi-Asset Fund Inc., a Maryland corporation; the terms "YieldStreet Management" and the "Adviser" refer to YieldStreet Management, LLC, a Delaware limited liability company; the term "YieldStreet" refers to YieldStreet Inc., a Delaware corporation, which wholly owns and controls the Adviser; and the term "Administrator" refers to YieldStreet Management when serving in its capacity as our administrator. In addition, in this prospectus, we use the term "day" to refer to a calendar day, and we use the term "business day" to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

YieldStreet Multi-Asset Fund Inc.

We are a newly-formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the "1940 Act." As such, we are required to comply with certain regulatory requirements. See "Regulation" in our statement of additional information, or "SAI." Our investment objective is to generate current income and, as a secondary objective, capital appreciation.

We intend to seek to achieve our investment objective by primarily investing in debt securities and other credit instruments, either directly or through separate investment structures or vehicles that provide us with exposure to such securities, which we refer to collectively as "Credit Investments." Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, and equipment financing, as well as instruments that are directly or indirectly secured by such assets, including in certain cases participation interests in the underlying loans, which we refer to as "Participation Interests." In addition to Credit Investments, we may also selectively acquire equity or similar ownership interests in assets of the type underlying the Credit Investments we intend to target, including real estate, litigation financing, securitizations or structured investments and merchant cash advances secured by cash flow or future earnings, which we refer to as "Equity Investments." We refer to our Credit Investments and Equity Investments together collectively as our "Investments." While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States, **including potentially in emerging markets. Although we do not currently expect a material portion of our Investments to involve portfolio companies from emerging markets, risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.**

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity. Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments."

We intend to elect to be treated for federal income tax purposes as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code." We are managed by YieldStreet Management, which is registered as an investment adviser with the Securities and Exchange Commission, or "SEC," pursuant to the Investment Advisers Act of 1940, as amended, or the "Advisers Act." YieldStreet Management, which is wholly-owned and controlled by YieldStreet, oversees the management of our activities and is responsible for making investment decisions for our portfolio. Both YieldStreet Management and YieldStreet are considered our affiliates. YieldStreet Management also serves as our administrator, and in such capacity will provide, or arrange for the provision of, the administration services necessary for us to operate.

About Our Adviser

We are managed by YieldStreet Management pursuant to an Investment Advisory Agreement (the "Investment Advisory Agreement"). Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals including Michael Weisz, YieldStreet's President and Chief Investment Officer, Volfi Mizrahi, YieldStreet's Head of Originations, Mitchell Rosen, YieldStreet's Director of Real Estate, Stefanos Fragos, YieldStreet's Senior Credit Officer of Marine Finance and Milind Mehere, YieldStreet's Chief Executive Officer. We refer to those investment professionals collectively as our "Senior Investment Professionals." Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our "Investment Team." Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Our Adviser also manages a series of private investment vehicles, and may in the future manage additional private or public investment vehicles, including additional registered investment companies, which we refer to collectively as the "YieldStreet Platform." See "Risk Factors—Risks Related to our Adviser and Its Affiliates." Many of the current and future investment vehicles on the YieldStreet Platform have and will have investment objectives and investment strategies that overlap with ours. As of [**December 31, 2018**], the YieldStreet Platform had total capital under management of approximately $[**335.5**] million.

Our Senior Investment Professionals have significant experience and an extensive track record of investing in the Investments we intend to target, including over [ ] years of collective experience evaluating, investing in and managing such Investments. In addition, our Adviser has access to certain finance, accounting, legal and administrative personnel of YieldStreet and may retain additional personnel as our activities expand. We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See "Management" and "Portfolio Management" for biographical information regarding our Adviser's professionals.

All final investment decisions must be approved by ~~Messrs~~**Mr**. Weisz ~~and Mehere~~, who we consider to be our portfolio ~~managers~~**manager**. Our Board of Directors, including ~~a majority of~~**our** independent directors, will oversee and monitor our investment performance and relationship with our Adviser. See "Investment Advisory Agreement."

Contingent Funding Agreements

Prior to satisfaction of our minimum offering requirement, we may enter into certain contingent funding agreements with one or more loan originators or other asset managers, who we refer to collectively as "Originators," to acquire Investments from them to the extent we satisfy our minimum offering requirement and conduct our initial closing before a specified date set forth in each such agreement, which we refer to as "Contingent Funding Agreements." While we have not identified any of the Originators with which we may enter into such Contingent Funding Agreements, we would expect each of them to fall within our investment objective and strategies described throughout this prospectus. Under such Contingent Funding Agreements, we would expect to have the right, but not the obligation, to fund the acquisition of the underlying Investment for a set period of time

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after we execute such agreement. We may also elect to utilize such Contingent Funding Agreements after we satisfy the minimum offering requirement in anticipation of subsequent closings.

We expect that any such Contingent Funding Agreement would be structured to provide us with the right to either provide a loan to a specified borrower or acquire an existing Investment from an Originator for a period of up to 90 days, in either case upon terms determined at the time we enter into such Contingent Funding Agreement. We would generally expect to close on the Investments underlying any outstanding Contingent Funding Agreements in connection with each closing we conduct as part of the offering to which this prospectus relates. We will provide details regarding the specific terms of such Contingent Funding Agreements through supplements to this prospectus.

Although the Contingent Funding Agreements will not bind us to make any particular Investment, the terms and nature of the underlying Investment will be determined at the time we enter into any Contingent Funding Agreement, and may be different than they would have been if we did not include the contingent right, or if we instead negotiated the terms of the Investment at the time we funded or purchased it, rather than in advance. In addition, while we do not expect to pay any fees or compensation to Originators in connection with such Contingent Funding Agreements, many will often receive fees for serving as administrative agent for Investments underlying such Contingent Funding Agreements, which typically includes receiving and distributing interest and other payments received on an Investment among its various holders, and performing certain other administrative functions related to the Investment. In certain cases, to the extent we subsequently elect not to fund the loan or acquire the Investment to which a Contingent Funding Agreement pertains, either because we lack available funds to do so or otherwise, our Adviser may allocate such investment opportunity to one or more of our affiliates once such Contingent Funding Agreement has either expired or been terminated.

Risk Factors

An investment in our shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in "Risk Factors" before deciding to invest in our shares. The following are some of the risks an investment in us involves:

- We are a new company and have no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective.

- Our Adviser has no prior entity experience managing a registered closed-end management investment company or a RIC. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objective.

- No public market will exist for our shares.

- The amount of any distributions we may make is uncertain**, and any distributions will be authorized in the sole discretion of our Board of Directors**. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

- We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

- We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations ~~will~~**may** be adversely affected.

- Any significant disruption in service on the YieldStreet Investment Portal or in its computer systems could materially and adversely affect our ability to perform our obligations.

- ~~Changes~~**An increase** in interest rates may **negatively** affect our cost of capital and net investment income.

- A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our investments.

- Investments in foreign investments may involve significant risks in addition to the risks inherent in investments.

- Investment in loans and related Participation Interests are subject to unique risks.

- Loan origination or purchase of Participation Interests may expose us to risk of losses resulting from default and foreclosure.

- If we own debt that is junior to other secured debt, we could lose the entire value of our investment in such debt.

- ~~Changing~~**Increasing** interest rates and prepayment features **in the market generally** may decrease the value of **our existing** Credit Investments.

- We may invest in assets with no or limited performance or operating history.

- We are exposed to fraud through the Investments held in our portfolio.

- We established the initial offering price for our shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of our assets.

- We have not identified all of the specific investments that we will make with the proceeds from this offering and, except to the extent we have entered into any Contingent Funding Agreements in relation thereto, you will not have the opportunity to evaluate all such investments prior to purchasing our shares.

- We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

- We may be unable to sell a sufficient number of shares for us to achieve our investment objective.

- **The incentive fee payable under our Investment Advisory Agreement (the "Incentive Fee") may induce our Adviser to make speculative investments.**

- If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us may be reduced in the event our assets under-perform.

- We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

- Our ability to enter into transactions with our affiliates will be restricted.

- Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our Board of Directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value per share.

- We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

- If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

- Our Investment Team may rely on data about certain Investments provided by Originators or obtained from third party or publicly available sources, which it may be unable to separately verify, which could expose us to risks if such data is incorrect.

See "Risk Factors" beginning on page ~~20~~ 24 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.

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Investment Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation. We intend to seek to achieve our investment objective by primarily investing in Credit Investments. Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, and equipment financing, as well as instruments that are directly or indirectly secured by such assets, including in certain cases Participation Interests. In addition to Credit Investments, we may also selectively acquire Equity Investments. While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States**, including potentially in emerging markets. Although we do not currently expect a material portion of our Investments to involve portfolio companies from emerging markets, risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.**

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity. Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments**.**"

Our Investment Team's model is predicated on working with Originators who can provide access to potentially attractive investment opportunities and other deal flow. Our Investment Team works to identify and cultivate relationships with experienced Originators that they believe have significant experience in their specific asset class and have experience and a track record originating and servicing the types of loans we expect to target for investment. These Originators typically work with and perform due diligence on potential borrowers in connection with structuring and negotiating loans with them. These Originators also generally retain responsibility for servicing any loans they originate through their respective life cycles. Our Investment Team vets and conducts due diligence on potential Originators, including reviewing their background, credit and underwriting policies, evaluating their existing loan portfolio and performance and reviewing their business policies, among other things. Once an Originator has been vetted by our Investment Team, our Investment Team will then evaluate potential investment opportunities from that Originator that may be suitable for us and make investment decisions on a deal-by-deal basis. In addition, in certain circumstances where our Investment Team has in-house expertise or has partnered with an expert in a particular asset class, we will negotiate loans directly with borrowers. In such circumstances, those loans are typically serviced by an experienced third-party servicer. Our Investment Team may rely on data about certain Investments provided by Originators or obtained from third party or publicly available sources, which it may be unable to separately verify, which could expose us to risks if such data is incorrect.

We will be subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with our Adviser, including other investment vehicles that comprise the YieldStreet Platform, in transactions originated by our Adviser or its affiliates unless we

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federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.

Disciplined, income-oriented investment philosophy. Our Adviser expects to employ an investment approach focused on current income, capital preservation and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions that could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss.

Unique, digital distribution channel. As a digital platform, the YieldStreet Investment Portal provides us with a means of distributing our shares without the expense of traditional distribution channels. While we may also utilize traditional distribution channels, we expect that the majority of our distribution efforts will be conducted through the YieldStreet Investment Portal.

Plan of Distribution

We are offering up to [**50 million**] shares in this offering at an initial offering price of $10 per share. This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. The minimum permitted subscription amount will initially be $[10,000] of our shares, although we may waive or increase or decrease this minimum permitted subscription amount from time to time in our discretion. We will not sell any shares unless we raise gross offering proceeds of at least $[25] million~~,~~ by one year from the date of this prospectus, which we refer to as the minimum offering requirement. Pending satisfaction of this condition, your subscription payment will be placed into an account in your name at Evolve Bank & Trust ("Evolve Bank"), an FDIC insured bank (or any successor to Evolve Bank we may contract with), pending release to us. We refer to the account established at Evolve Bank through the online investment portal maintained by our affiliate, YieldStreet, as your "YieldStreet Wallet~~²~~**."** Funds submitted into the YieldStreet Wallet will earn interest at the prevailing interest rate provided for therein, which, as of the date of this prospectus, is [~~2~~**2.20**]%. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

We are offering our shares on a continuous basis at an initial offering price of $10 per share~~; however, to~~**.** **To** the extent that our net asset value ~~increases, we will sell at a price necessary to ensure that shares are not sold at a price per share that is below our then current net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary~~**per share increases above the offering price then the offering price per share will require an upward adjustment**. Therefore, persons who ~~tender subscriptions~~**subscribe** for ~~our~~ shares **of our common stock** in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares **of common stock** and, as a result, may receive fractional shares. ~~In addition, promptly following any such adjustment to~~ the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price.**of our common stock.**

In ~~addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets,~~**connection with closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, we expect that** our Board of Directors will ~~undertake~~ **delegate to** **one or more**

of its members the authority to conduct such closings so long as there is no change to our public offering price or to establish a new **net** offering price that is not more than 2.5% above our net asset value ~~per share plus organizational and~~**. We will not sell our shares at a net** offering ~~expenses. If, instead,~~ ~~our Board of Directors determines~~ ~~that the decline in~~**price below** our net asset value per share ~~is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of organizational and offering expenses, which represents a premium to the net asset value per share of greater than 2.5%.~~**unless we obtain the requisite approval from our stockholders.**

We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. We may elect to conduct additional offerings subsequent to completion of the offering to which this prospectus relates.

To purchase shares in this offering, you must establish an account through YieldStreet's online investment portal (the "YieldStreet Investment Portal"), available at *www.yieldstreet.com*, and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also have a YieldStreet Wallet. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, the full amount of your subscription payment will remain deposited in your YieldStreet Wallet. See "—How to Subscribe."

How to Subscribe

Investors seeking to purchase our shares must first establish an account on the YieldStreet Investment Portal and have a YieldStreet Wallet. To submit a subscription in connection with this offering, you must complete and execute a subscription agreement through the YieldStreet Investment Portal for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. By executing a subscription agreement via electronic signature through the YieldStreet Investment Portal, you make certain representations and warranties upon which we will rely in accepting subscriptions, attest that you meet the requirements as stated in the subscription agreement and agree to be bound by all of its terms. **YOU MUST CAREFULLY READ AND EXECUTE THE SUBSCRIPTION AGREEMENT.**

Subscriptions will be effective only upon our acceptance, and we reserve the sole and absolute right to reject any subscription tendered for any reason or no reason, or to accept it in part only. Subscription agreements are non-cancelable and irrevocable by you and subscription funds are non-refundable for any reason, except with our express written consent or as expressly set forth herein or in the subscription agreement. You will only become a stockholder when we (i) countersign your subscription agreement, and (ii) withdraw the full amount of your subscription payment from your YieldStreet Wallet in payment for your shares. In addition, an approved trustee must process and forward to us any subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make Investments, with an emphasis on current income. Those Investments will primarily take the form of Credit Investments, including Participation Interests, and to a lesser extent Equity Investments. See "Investment Objective and Strategy." The

remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio.

We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive opportunities and market conditions. This timeframe may be shorter to the extent we enter into Contingent Funding Agreements prior to a closing. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. These securities may have lower yields than our other Investments and accordingly result in lower distributions, if any, by us during such period. See "Use of Proceeds."

Share Repurchase Program

Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors**, in its sole discretion,** unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests ~~or in the best interests~~ of our stockholders,~~or would~~ violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials delivered to each stockholder and is not being made through this prospectus.

We will limit the number of shares to be repurchased in any calendar ~~quarter~~**year** to [20]% of the weighted average number of shares outstanding in the prior calendar year, or [5]% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, we intend to limit the number of shares to be repurchased during any calendar quarter to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan. We will offer to repurchase such shares at a price equal to the **quarterly** net asset value per share of our common stock **as** most recently ~~disclosed~~ ~~in a periodic filing with the SEC immediately~~**determined by our Board of Directors** prior to the date of repurchase.

In connection with its consideration of whether to repurchase shares, our Board of Directors will consider any requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. Further, we will not be obligated to repurchase shares if doing so would violate restrictions on distributions under applicable federal or Maryland law**, including Section 2-311 of the Maryland General Corporate Law,** prohibiting distributions that would cause us to fail to meet statutory tests of solvency. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or ~~we determine~~**our Board of Directors determines** not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

While we intend to conduct quarterly repurchase of our shares as described above, we are not required to do so and **our Board of Directors** may suspend or terminate the share repurchase program at any time. See "Share Repurchase Program."

Liquidity Strategy

We intend to pursue a liquidity event for our stockholders within three years following completion of this offering. We intend to continue this offering for up to three years and this offering will be complete when we have

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sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things:

- the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation;

- a listing of our shares on a national securities exchange;

- a merger or another transaction approved by our Board of Directors **and, if necessary under applicable law, our stockholders,** in which our stockholders will receive cash or shares of a publicly traded company;

- the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise; or

- self-decay of the underlying assets through repayment by borrowers.

We refer to the aforementioned scenarios as "liquidity events." While our intention is to pursue a liquidity event within three years following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that a suitable transaction or structure will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all. In making a determination of what type of liquidity event is in ~~the~~**our** best ~~interest of our stockholders~~**interests**, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

Advisory Fees

Our Adviser will be compensated for its services. Under the Investment Advisory Agreement, our Adviser is entitled to a **fee consisting of two components, a management fee (the "**Management Fee**") and an Incentive Fee**. The Management Fee is calculated at an annual rate of ~~[2.0]~~**1.75**% of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The Management Fee is payable quarterly in arrears. Management Fees for any partial month or quarter will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month or quarter. ~~Our Adviser will not be entitled to receive any other advisory fees (including any incentive fee) under our~~ Investment Advisory Agreement, ~~other than the Management Fee~~**The Incentive fee will be calculated and be payable quarterly in arrears based upon our "pre-Incentive Fee net investment income" for the immediately preceding quarter and will** **be subject to a hurdle equal to 1.75% per quarter, or an annualized rate of 7.0% of our net assets at the end of the immediately preceding calendar quarter, subject to a catch-up feature**. See "Investment Advisory Agreement."

Administration

We have also entered into an Administration Agreement with the Administrator under which the Administrator, among other things, provides (or oversees, or arranges for, the provision of) the administrative services and facilities necessary for us to operate. For providing these facilities and services to us, we have agreed to pay our Administrator an amount equal to ~~[1.50]~~**1.25**% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly~~,~~ **and that relate to facilities and services to be provided by the Administrator under the Administration Agreement,** exclusive of organizational and offering-related expenses, insurance-related expenses, registration fees, taxes, advisory fees payable under our Investment Advisory Agreement, **administrative fees payable under our Administration agreement,** interest payments, fees and expenses incurred in connection with leverage arrangements ~~and~~**,** independent director fees**, expenses relating to a material acquisition or merger or a**

business combination involving us, a special meeting of our stockholders, the acquisition or disposition of investments and sales and purchases of our common stock, and certain extraordinary expenses, will reduce the amount payable to our Administrator under our Administration Agreement. Under the Administration Agreement, among other services and items provided, the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. The Administrator also serves as our Adviser. See "Administration Agreement."

Conflicts of Interest

Our Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

- The directors, officers and other personnel of our Adviser and its affiliates allocate their time between advising us and our Adviser in connection with identifying investment opportunities and making investment recommendations, and between managing other investment activities and business activities in which they may be involved, including managing the other investment vehicles comprising the YieldStreet Platform;

- The compensation payable by us to our Adviser and other affiliates will be approved by our Board of Directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law, the 1940 Act and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;

- We may compete with certain affiliates for investment opportunities, including other investment vehicles on the YieldStreet Platform, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us or on our behalf;

- Regardless of the quality of the assets acquired or the services provided to us, or whether we make distributions to our stockholders, our Adviser will receive Management Fees and reimbursement of routine non-compensation overhead expenses in connection with the management of our portfolio **and may receive Incentive Fees in connection with the generation of net investment income**;

- From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients (if any) for which our Adviser provides investment management services or carries on investment activities may make investments at different levels of an investment entity's capital structure or otherwise in different classes of an issuer's securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

- Our Adviser and its respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours;

- YieldStreet and its affiliates may have existing business relationships or access to material, non-public information that would prevent our Adviser from recommending certain investment opportunities that would otherwise fit within our investment objective;

- Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser or its affiliates. Affiliates of our Adviser have no obligation to make their originated investment opportunities available to us; and

- To the extent permitted by the 1940 Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed by our Adviser or any of its affiliates participate in an investment opportunity. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our Adviser and/or its affiliates, including current and future investment vehicles on the YieldStreet Platform. However, there can be no assurance when or if we will obtain such exemptive relief. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its

affiliates will seek to allocate investment opportunities for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

Available Information

Following the effectiveness of the registration statement, of which this prospectus forms a part, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC's website at *www.sec.gov*. The public may obtain information on the operation of the SEC's public reference room by calling the SEC at (202) 551-8090. This information will also be available free of charge by contacting us at 597 Fifth Avenue, 6th Floor, New York, New York, 10017, or by telephone at (844) 943-5378, or by emailing us at investments@yieldstreet.com. You may also access these reports through the YieldStreet Investment Portal, available at www.yieldstreet.com. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part. See "Available Information."

Distributions

Subject to our Board of Directors' discretion and applicable legal restrictions, **our Board of Directors expects to authorize, and** we intend to ~~authorize and~~ declare **and pay** ordinary cash distributions on a quarterly ~~basis and pay such distributions~~ ~~on a~~ ~~quarterly~~ basis beginning no later than the end of the first full calendar quarter after the minimum offering requirement is met. We will then calculate each stockholder's specific distribution amount for the period using weekly record dates with each stockholder eligible to receive distributions beginning the week we accept the stockholder's subscription for our shares. From time to time, we may also pay interim special distributions in cash or in our shares at the discretion of**, and when authorized by,** our Board of Directors. For example, our Board of Directors may periodically ~~declare~~**authorize** share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in higher taxes for you even if your shares are sold at a price below your original investment. Each year a statement on Form 1099-DIV identifying the source of the distribution will be delivered to our stockholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See "Material U.S. Federal Income Tax Considerations."

We intend to make our ordinary distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions in additional shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares.

Distribution Reinvestment Plan

We intend to adopt an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions. During this offering, we generally intend to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 100% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See "Distribution Reinvestment Plan." No commissions or fees will be assessed pursuant to our distribution reinvestment plan. You will be subject to income tax on the amount of any dividends you receive, even if you participate in our distribution reinvestment plan and do not receive such dividends in the form of cash.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "YieldStreet Multi-Asset Fund Inc.," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses (as a percentage of offering price)[1]

Sales Load[2]	—
Offering expenses[3]	[1.00]1.33%
Distribution reinvestment plan fees[4]	—
Total stockholder transaction expenses	[1.00]1.33%

Annual expenses (as a percentage of average net assets attributable to shares)[1]

Management Fee[5]	[ ]2.19%
Incentive Fees payable under our Investment Advisory Agreement (up to 15% on net investment income, subject to a hurdle rate of 7.0% annualized)[6]	—
Interest payments on borrowed funds[67]	[ ]1.50%
Other expenses[78]	[ ]1.77%
Total Annual Expenses	[ ]5.45%

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:[1][6]	$[ ]67	$[ ]174	$[ ]280	$[ ]541

(1) Amount assumes that we sell $[ ]300 million worth of our shares during the following twelve months, that our net offering proceeds from such sales equal $[   ]296, that our average net assets during such period equal one-half of the net offering proceeds, or $[   ]148, and that we do not borrow funds during such period utilize leverage at a rate equal to 25% of our average assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $[ ] worth of our shares during the following twelve months.

(2) This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. As a result, there will be no sales load or other discounts or commissions charged in connection with the sale of the shares offered pursuant to this prospectus. See "Plan of Distribution."

(3) Amount reflects maximum offering expenses to be paid by us of up to $[ ]4 million if we raise $[ ]300 million in gross proceeds. If we sell the maximum number of shares, we estimate we will incur offering expenses of [ ]1.0% of gross offering proceeds.

(4) The expenses of the distribution reinvestment plan are included in Other Expenses. See "Distribution Reinvestment Plan."

(5) Our Management Fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of [2.0]1.75% of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The figure in the table is calculated assuming that we sell $[ ] million of our shares, and assumes that will incur $[ ] million of leverage have average net assets of $150 million during the following twelve months, and that we utilize leverage at a rate equal to 25% of our average assets. See "Investment Advisory Agreement—Advisory Fees."

(6) Based on our current business plan, we anticipate that we may have net investment income that could result in the payment of an Incentive Fee to our Adviser in the following twelve months. However, the Incentive Fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the Incentive Fee will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle equal to 1.75% per quarter, or an annualized rate of 7.0%, of our net assets at the end of the immediately preceding calendar quarter. As we cannot predict whether we will meet the necessary performance target, we have assumed that no Incentive Fee will be paid for purposes of this chart. We expect that the Incentive Fees to be paid will increase to the extent we earn

greater net investment income through our Investments. Because the example above assumes a 5.0% annual return, as required by the SEC, no Incentive Fee would be payable in the following twelve months. See "Investment Advisory Agreement—Incentive Fee" for a full explanation of how this Incentive Fee is calculated.

(6~~7~~) We may borrow funds to make investments, although we do not intend to incur leverage or issue preferred shares until the proceeds of the initial closing of this offering are substantially invested in accordance with our investment objective. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes that we ~~borrow $[ ] million for investment purposes~~**utilize leverage at a rate equal to 25% of our average net assets** at an assumed interest rate of ~~[ ]~~**6.00**% per annum.

(7~~8~~) Pursuant to our Administration Agreement, our Administrator has agreed to provide or arrange for the provision of the facilities and administrative services necessary for us to operate in exchange for an amount equal to ~~[1.50]~~**1.25**% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly **and that relate to facilities or administrative services to be provided by the Administrator**, exclusive of organizational and offering-related expenses, insurance-related expenses, registration fees, taxes, advisory fees payable under our Investment Advisory Agreement, **administrative fees payable under our Administration agreement,** interest payments, fees and expenses incurred in connection with leverage arrangements ~~and~~**,** independent director fees**, expenses relating to a material acquisition or merger or a business combination involving us, a special meeting of our stockholders, the acquisition or disposition of investments and sales and purchases of our common stock, and certain extraordinary expenses**, will reduce the amount payable to our Administrator under our Administration Agreement. **For purposes of the calculations above, we have assumed that we will incur approximately $300,000 of additional operating expenses during the following twelve months not otherwise covered under our Administration Agreement.**

The example ~~and the expenses~~ in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. The foregoing table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. **The Incentive Fee under the Investment Advisory Agreement, which, assuming a 5% annual return, either would not be payable or would have an immaterial impact on the expense amounts shown above, is not included in the example.** While the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in our distribution reinvestment plan during this offering will receive a number of our shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 100% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See "Distribution Reinvestment Plan" for additional information regarding our distribution reinvestment plan. See "Plan of Distribution" for additional information regarding stockholder transaction expenses.

COMPENSATION OF THE INVESTMENT ADVISER

We compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees and other payments that we expect to pay to the Adviser and its affiliates are included in the table below. **For illustrations of how the Management Fee and Incentive Fee on income are calculated, see "Investment Advisory Agreement—Advisory Fees."**

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering ([50,000,000] Shares)[1]
	Reimbursement to Our Investment Adviser	
Other organization and offering expenses[2] [3]	We reimburse our Adviser for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause accountable due diligence expenses and the other organizational and offering expenses borne by us to exceed [10.00]% of the gross offering proceeds as the amount of proceeds increases. If we issue the maximum amount offered, we estimate that these expenses would be $[2.5]**5.0** million, or [1.00]% of the gross offering proceeds.	$[ ]**5.0** million

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering ([50,000,000] Shares)[1]
	Investment Adviser Fees	
Management Fee	The Management Fee is calculated at an annual rate of [2.0]1.75% of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The Management Fee is payable quarterly in arrears. The Management Fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as our Adviser shall determine.	$[ ]10.8 million annually
Incentive Fee	**The Incentive Fee on income is calculated and payable quarterly in arrears based upon our "pre-Incentive Fee net investment income" for the immediately preceding quarter, and will be subject to a hurdle equal to 1.75% (an annualized rate of 7.0%) of the value of our net assets at the end of the immediately preceding calendar quarter.[4] No Incentive Fee on income is payable in any calendar quarter in which pre-Incentive Fee net investment income does not exceed the hurdle of 1.75% on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which pre-Incentive Fee net investment income is greater than the hurdle, but less than 2.0588%, the Incentive Fee on income will equal the amount of pre-Incentive Fee net investment income in excess of the hurdle. This fee is referred to as the "catch-up[5] and provides an increasing fee, but is in no event greater than the 15.0% of the pre-Incentive Fee net investment income, as the pre-Incentive Fee net investment income increases from a 1.75% to a 2.0588% quarterly return on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which the pre-Incentive Fee net investment income exceeds 2.0588% of the value of our net assets at the end**	**These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not commenced operations and have no prior performance.**

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering ([50,000,000] Shares)(1)
	of the immediately preceding calendar quarter, the Incentive Fee on income will equal 15.0% of pre-Incentive Fee net investment income that exceeds 2.0588%.	

<p align="center">Other Expenses</p>

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering ([50,000,000] Shares)(1)
Other operating expenses	Pursuant to our Administration Agreement, our Administrator has agreed to provide or arrange for the provision of the facilities and administrative services necessary for us to operate in exchange for an amount equal to [1.50]1.25% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly and that relate to administrative services to be provided by the Administrator under the Administration Agreement, exclusive of organizational and offering-related expenses, insurance-related expenses, registration fees, taxes, advisory fees payable under our Investment Advisory Agreement, administrative fees payable under our Administration agreement, interest payments, fees and expenses incurred in connection with leverage arrangements and, independent director fees, expenses relating to a material acquisition or merger or a business combination involving us, a special meeting of our stockholders, the acquisition or disposition of investments and sales and purchases of our common stock, and certain extraordinary expenses, will reduce the amount payable to our Administrator under our Administration Agreement. For purposes of the above calculation, we have assumed that we will incur approximately $500,000 of additional operating expenses annually, assuming we sell the maximum number of shares offered pursuant to this prospectus.	$[ ]8.2 million annually

(1)   Assumes all shares are sold at the initial offering price of $10 per share.

(2)   This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. As a result, there will be no sales

load or other discounts or commissions charged in connection with the sale of the shares offered pursuant to this prospectus.

(3) The organizational and offering-related expense reimbursement consists of costs incurred by our Adviser and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Adviser.

(4) A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our Investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the hurdle and may result in an increase in the amount of Incentive Fees payable to our Adviser.

(5) As the quarterly pre-Incentive Fee net investment income rises from 1.75% to 2.0588%, the "catch-up" feature allows our Adviser to recoup the fees foregone as a result of the existence of the return amount that exceeds the hurdle.

The advisory fees payable to our Adviser are not based on the performance of our investments. See "Investment Advisory Agreement" in this prospectus and "Certain Relationships and Related Party Transactions" in the SAI for a more detailed description of the fees and expenses payable to our Adviser and the conflicts of interest related to these arrangements. A discussion regarding the basis for our Board of Directors' approval of our Investment Advisory Agreement will be included in our first annual or semi-annual report filed subsequent to the effectiveness of the registration statement, of which this prospectus forms a part.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See "Prospectus Summary" and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q: What is a "RIC"?

A: A "RIC" is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income or capital gains that it distributes to its stockholders from its taxable earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its "investment company taxable income," which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See "Material U.S. Federal Income Tax Considerations" for more information regarding RICs.

Q: Who will choose which investments to make?

A: All final investment decisions must be approved by ~~Messrs~~**Mr**. Weisz ~~and Mehere~~, who we consider to be our portfolio ~~managers~~**manager**. Our Board of Directors, including ~~a majority of~~**our** independent directors, will oversee and monitor our investment performance and relationship with our Adviser and, beginning with the second anniversary of the date of the Investment Advisory Agreement, will annually review the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See "Investment Advisory Agreement."

Q: What is the experience of our Adviser?

A: Our investment activities are managed by our Adviser, which**, under the supervision of our Board of Directors,** oversees the management of our activities and the day-to-day management of our investment operations. Our Adviser's professionals have significant experience across private lending and private equity investing, including experience advising and managing the other investment vehicles that comprise the YieldStreet Platform. See "Management" and "Portfolio Management" for more information on the experience of our Adviser's professionals.

Q: How long will this offering last?

A: This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. Your ability to purchase shares and submit shares for repurchase will not be affected during this time. We may elect to conduct additional offerings subsequent to completion of the offering to which this prospectus relates.

Q: What happens if you do not raise a minimum of $[25] million in this offering?

A: We will not sell any shares unless we receive a minimum of $[25] million in cash for our shares, all of which must be from persons who are not affiliated with us or our **directors, officers or** Adviser, by one year from the date of this prospectus. Purchases by our directors, officers and any affiliates of us or our Adviser will not count toward meeting this minimum threshold. Pending satisfaction of this condition, your full subscription payment will remain in your YieldStreet Wallet. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet

(including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

Q: Will I receive a share certificate?

A: No. ~~Our~~**As permitted by Maryland law, our** Board of Directors has authorized the issuance of our shares without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. ~~We anticipate that~~**Unless otherwise authorized by our Board of Directors,** all of our shares will be issued in book-entry form only through our transfer agent, ~~[   ]~~**DST Systems, Inc**. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs. A stockholder may view on the YieldStreet Investment Portal a record of the shares such stockholder owns and may print copies for its records. It is possible that at some point in the future, ~~the~~**our** shares may be eligible for clearance and settlement through a national clearing agency, which is an entity that acts as an intermediary in making payments or deliveries or both in connection with securities transactions and may permit the settlement of securities transactions without the physical delivery of subscription applications.

Q: How do I subscribe for shares?

A: To purchase shares in this offering, you must establish an account through the YieldStreet Investment Portal and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also have a YieldStreet Wallet and fund the full amount of your subscription payment at the time you submit your subscription. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, the full amount of your subscription payment will remain deposited in your YieldStreet Wallet. You will only become a stockholder when we (i) countersign your subscription agreement, and (ii) withdraw the full amount of your subscription payment from your YieldStreet Wallet in payment for your shares. See "—How to Subscribe."

Q: Is there any minimum initial investment required?

A: Yes. To purchase shares in this offering, you must purchase the minimum permitted subscription amount, which will initially be $[10,000], although we may waive or increase or decrease this minimum permitted subscription amount from time to time in our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of our shares in this offering must be in amounts of at least $[   ] except for additional purchases pursuant to our distribution reinvestment plan. See "Plan of Distribution."

Q: Can I invest through my IRA, Keogh, 401(k) Plan or other Self-Directed Employee Benefit Plan?

A: Yes, if we have an existing arrangement with the trustee or Custodian, as applicable, of your particular IRA or employee benefit plan. The trustee or Custodian, as applicable, must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other self-directed employee benefit plans and the cash to be invested. In the case of investments by IRAs, Keogh plans, 401(k) plans and other self-directed employee benefit plans, we will send the confirmation and notice of our acceptance to the trustee or Custodian, as applicable. Please be aware that in purchasing shares, the individual directing such investment may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or **"ERISA",** or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or Custodian of an investing IRA or employee benefit plan should determine that such an investment would be permissible under the governing instruments of such IRA or employee benefit plan and applicable law.

Q: How will the payment of fees and expenses affect my invested capital?

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A: The payment of fees and expenses will reduce the funds available to us for investments and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares.

Q: Will the distributions I receive be taxable?

A: Cash distributions by us generally are taxable to U.S. stockholders as either dividend income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) generally will be taxable as dividend income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. We do not expect that special share distributions that we pay ratably to all investors from time to time, if any, will be taxable.

Q: When will I get my detailed tax information?

A: We (or the applicable withholding agent) will provide to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts to be included in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain.

Q: Will I be notified on how my investment is doing?

A: Following the effectiveness of the registration statement, of which this prospectus forms a part, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC's website at *www.sec.gov*. The public may obtain information on the operation of the SEC's public reference room by calling the SEC at (202) 551-8090. This information will also be available free of charge by contacting us at 597 Fifth Avenue, 6th Floor, New York, New York, 10017, or by telephone at (844) 943-5378, or by emailing us at investments@yieldstreet.com. You may also access these reports through the YieldStreet Investment Portal. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part. See "Available Information."

Q: Will I be able to sell my shares in a secondary market?

A: Our shares are not currently listed on an exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. Because of the lack of a trading market for our shares, holders of shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q: Are there any restrictions on the transfer of shares?

A: No, provided that you comply with certain conditions to transfer set forth in the subscription agreement, including that the recipient has an existing YieldStreet Wallet. Shares will have no preemptive, exchange, conversion or redemption rights**, will generally have no appraisal rights** and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, our shares are not listed on an exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. We intend to institute a share repurchase program, but we will limit the number of shares that we will offer to repurchase. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See "Risk Factors—Risks Related to an Investment in Our Shares."

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Q: Will I otherwise be able to liquidate my investment?

A: We intend to pursue a liquidity event for our stockholders within three years following completion of this offering. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, (3) a merger or another transaction approved by our Board of Directors **and, if necessary under applicable law, our stockholders,** in which our stockholders will receive cash or shares of a publicly traded company or (4) the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise. We refer to the aforementioned scenarios as "liquidity events." While our intention is to pursue a liquidity event within three years following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that a suitable transaction or structure will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all.

Q: Who can help answer my questions?

A: If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact us at:

YieldStreet Multi-Asset Fund Inc.
597 Fifth Avenue, 6th Floor
New York, NY 10017
Attention: Investor Services
Phone: (844) 943-5378
Email: investments@yieldstreet.com

RISK FACTORS

Investing in our shares involves a number of significant risks. In addition to the other information contained elsewhere in this prospectus, you should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Structure

We have not identified all of the specific investments that we will make with the proceeds from this offering and, except to the extent we have entered into any Contingent Funding Agreements in relation thereto, you will not have the opportunity to evaluate all such investments prior to purchasing our shares.

Neither we nor our Adviser has presently identified, made investments in or contracted to make any investments, except to the extent we have entered into any Contingent Funding Agreements. As a result, except to the extent we have entered into any Contingent Funding Agreements, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing our shares. You must rely on our Adviser and our Board of Directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because investors are not able to evaluate our investments in advance of purchasing our shares, this offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We are a new company and have no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective.

We were ~~formed~~**incorporated** on December 17, 2018 and will not commence operations until we receive gross proceeds of $[25] million, all of which must be from persons who are not affiliated with us or our **directors, officers or** Adviser, which we refer to as meeting the minimum offering requirement. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of our shares could decline substantially.

Our Board of Directors may change our investment objective by providing our stockholders with 60 days' prior notice, or may modify or waive our current operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our investment objective is to generate current income and, as a secondary objective, capital appreciation. We intend to seek to achieve our investment objective by primarily investing in Credit Investments. In addition to Credit Investments, we may also selectively acquire Equity Investments. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days' prior notice. In addition, our Board of Directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results or the value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our public offering. Finally, since our shares are not listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment objective, operating policies, investment criteria or strategies.

To the extent original issue discount and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our Investments may include original issue discount ("OID") instruments and contractual PIK interest, which represents contractual interest added to a loan balance and due at the end of such loan's term. To the extent OID or PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

- OID instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;

- OID accruals may create uncertainty about the source of our distributions to stockholders;

- OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral; and

- OID and PIK instruments may represent a higher credit risk than coupon loans.

For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital. In addition, a portion of the fees payable to our Adviser may be attributable to OID or PIK income from time to time, although our Adviser is not obligated to reimburse us for such fees to the extent we fail to receive in cash the OID or PIK income we have previously accrued. As a result, our Adviser may be incentivized to favor Credit Investments with OID or PIK features from time to time, even if the relative risk associated with such investments would be higher than comparable Credit Investments with cash interest payments.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our investments.

Under the 1940 Act, we are required to carry our Investments at market value or, if there is no readily available market value, at fair value as determined by our Board of Directors. Typically, there will not be a public market for the investments that we intend to make. Our Investments are difficult to value by virtue of the fact that they are not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these Investments quarterly at fair value as determined in good faith by our Board of Directors. Certain factors that may be considered in determining the fair value of our Investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of Investments in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our ~~board or directors~~**Board of Directors**. Such estimates may be unaudited or may be subject to little verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. In addition, these entities may not provide estimates of the value of the Investments in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our shares may not receive distributions or that our distributions may not grow over time.

We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a registered closed-end management investment company, we may be limited in our ability to make distributions. See "Regulation—Senior Securities" in the SAI.

The amount of any distributions we may make is uncertain, and any distributions will be authorized in the sole discretion of our Board of Directors. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

We intend, subject to ~~change~~**authorization** by our Board of Directors, to declare distributions on a quarterly basis and pay distributions on a quarterly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in you recognizing more gain (or less loss) when your shares are sold. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our investments.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, and the Investments in which we intend to invest, will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

Upon commencement of this offering, we will be subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. We will be required to periodically review our internal control over financial reporting, and evaluate and disclose changes in our internal controls over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management's time and attention. We cannot be certain as to the timing of the completion of our

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is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our Investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our common stockholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred stock, the preferred stock would rank "senior" to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our common stockholders, and the issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest.

We will not generally be able to issue and sell our shares at a price below net asset value per share. We may, however, sell our shares at a price below the then-current net asset value per share if our Board of Directors determines that such sale is in the best interests of us and our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more shares, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company or CLO (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or its affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company or CLO of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations ~~will~~may be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as Management Fees**, Incentive Fees** and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to broaden our portfolio and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

We rely on third-parties and FDIC-insured banks to process transactions through the YieldStreet Investment Portal.

We rely on third-party and FDIC-insured depository institutions to process our transactions through the YieldStreet Investment Portal, including payments on Investments. Under the ACH rules, if we experience a high rate of reversed transactions ("chargebacks"), YieldStreet may be subject to sanctions and potentially disqualified from using the system to process payments. In addition, if for any reason, YieldStreet's third-party vendor and/or FDIC-insured bank that processes transactions, were no longer able to do so, we would be required to transition such

than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price. See "Determination of Net Asset Value."

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares if our Board of Directors does not decrease the offering price in the event of a decline to our net asset value per share.

After meeting the minimum offering requirement, the purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price is equal to or greater than the net asset value of our shares. In the event of a decrease to our net asset value per share, you could pay a premium of more than 2.5% for your shares if our Board of Directors does not decrease the offering price. A non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current offering price and (ii) our Board of Directors ~~believes~~**determines** that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share, plus organizational and offering expenses. If instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets, investors will purchase shares at an offering price per share which represents a premium to the net asset value per share of greater than 2.5%. See "Plan of Distribution."

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us may be reduced in the event our assets under-perform.

Even though we have established a minimum size of our offering necessary for us to utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a relatively diversified portfolio of investments. To the extent that less than the maximum number of shares is subscribed for, the opportunity to make a broad range of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. We intend to pursue a liquidity event for our stockholders within three years following completion of this offering. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. Our Board of Directors, in the exercise of its ~~fiduciary duty to our stockholders~~**duties under Maryland law**, may determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in ~~the~~**our** best interests ~~of our stockholders~~. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, (3) a merger or another transaction approved by our Board of Directors **and, if necessary under applicable law, our stockholders,** in which our stockholders will receive cash or shares of a publicly traded company or (4) the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all. If we do not successfully

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complete a liquidity event, liquidity for an investor's shares will be limited to our share repurchase program, which we have no obligation to maintain.

In making the decision to apply for listing of our shares, our ~~directors~~ **Board of Directors** will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in ~~the~~**our** best ~~interest of our stockholders~~**interests**, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

No public market will exist for our shares.

Our securities are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, stockholders will not be able to liquidate their investment prior to a liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

We intend to pursue a liquidity event for our stockholders within three years following completion of this offering. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, (3) a merger or another transaction approved by our Board of Directors **and, if required by applicable law, the stockholders,** in which our stockholders will receive cash or shares of a publicly traded company or (4) the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all. If we do not successfully complete a liquidity event, liquidity for an investor's shares will be limited to our share repurchase program, which we have no obligation to maintain.

We established the initial offering price for our shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of our assets.

The price of our shares prior to meeting the minimum offering requirement was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the initial offering price may be higher than the value of our investments.

We may be unable to sell a sufficient number of shares for us to achieve our investment objective.

There is no assurance that we will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a relatively broad portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to offer to repurchase ~~your~~outstanding shares on a quarterly basis. As a result, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to commence repurchase offers to allow you to sell us your shares on a quarterly basis at a price equal to the net asset value per share of our common stock most recently disclosed in a

periodic filing with the SEC immediately prior to the date of repurchase. The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan, although at the discretion of our Board of Directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of [20]% of the weighted average number of shares outstanding in the prior calendar year, or [5]% in each quarter; and (3) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any ~~year~~**quarterly period**. Our Board of Directors may amend, suspend or terminate the repurchase program upon [30] days' notice. We will notify you of such developments (1) in our quarterly reports or (2) by delivering notice to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be the net asset value per share of our common stock most recently disclosed in a periodic filing with the SEC immediately prior to the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although a stockholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a stockholder seeks to sell shares to us as part of our periodic share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with our Adviser, including other investment vehicles that comprise the YieldStreet Platform, in transactions originated by our Adviser or its affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our Adviser and its affiliates, including other investment vehicles that comprise the YieldStreet Platform. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither our Adviser nor its affiliates are obligated to offer us the right to participate in any transactions originated by them.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash-equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt

instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in Investments meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in Investments meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in Investments meeting our investment objective.

Your interest in us will be diluted if we issue additional shares.

Potential investors will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 500,000,000 shares. Pursuant to our charter, a majority of our entire Board of Directors may amend our charter to increase the number of authorized shares without stockholder approval. After an investor purchases shares, our Board of Directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or investment personnel of our Adviser. To the extent we issue additional equity interests after an investor purchases our shares, an investor's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. ~~Our charter classifies our Board of Directors into three classes, serving staggered three-year terms, and provides that a director may be removed only for "cause," as defined in our charter, and then only by the affirmative vote of at least 75% of the votes entitled to be cast generally in the election of directors, voting together as a single class.~~

Under our charter, certain charter amendments and certain transactions such as a merger, conversion of the Company to an open-end company, liquidation, or other transactions that may result in a change of control of us, must be approved by stockholders entitled to cast at least ~~75~~**80**% of the votes entitled to be cast on such matter, unless the matter has been approved by at least ~~75%~~**two-thirds** of our "continuing directors," as defined in our charter. Additionally, our Board of Directors may, without stockholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and **a majority of** our **entire** Board of Directors may, without stockholder action, amend our charter to increase the number of our shares of any class or series that we have authority to issue. These and other takeover defense provisions may inhibit a change of control in circumstances that could give the holders of our shares the opportunity to realize a premium over the value of our shares.

We entered into a royalty-free license to use the name "YieldStreet Multi-Asset Fund Inc." which may be terminated if our Adviser is no longer our investment adviser.

We entered into a royalty-free license agreement with ~~our Adviser~~**YieldStreet**. Under this agreement, ~~our Adviser~~**YieldStreet** has granted us a non-exclusive license to use the name "YieldStreet Multi-Asset Fund Inc." Under the license agreement, we will have the right to use the "YieldStreet Multi-Asset Fund Inc." name for so long as our Adviser remains our investment adviser.

The forum selection clause included in our bylaws will hinder the ability of stockholders to bring claims resulting from their investment in us in a jurisdiction of their choosing.

Our bylaws include a forum selection provision that generally requires that any claims brought by stockholders be made in the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. While the applicability of such forum selection clauses to claims brought under federal securities law may be subject to challenge, including pursuant to Section 44 under the 1940 Act which generally provides that federal courts shall have exclusive jurisdiction for any suits or actions brought to enforce any liability or duty created under the 1940 Act, the forum selection clause included in our bylaws will likely make it more difficult for a stockholder to successfully pursue litigation against us or those covered by our forum selection clause in

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another jurisdiction, including one that may be more favorable to such stockholder. In addition, to the extent an active trading market for our shares develops in the future, the existence of a forum selection clause may discourage certain investors from acquiring our shares, which may hinder the price at which they trade.

Risks Related to Our Adviser and Its Affiliates

Our Adviser has no prior entity experience managing a registered closed-end management investment company or a RIC. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objective.

While members of the Adviser's management team have significant experience investing in the types of Investments we intend to target, our Adviser is a new entity and has no prior entity experience managing a registered closed-end management investment company or a RIC. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objective. As a result, an investment in our shares may entail more risk than the shares of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of registered closed-end management investment companies and RICs that do not apply to the other types of investment vehicles. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Adviser has no experience managing a registered closed-end management investment company or RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder our Adviser's ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow our Adviser to earn increased Management Fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of Management Fees payable to our Adviser.

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any Incentive Fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If an Investment defaults and was structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. Our Adviser is not under any obligation to reimburse us for any part of the Incentive Fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an Incentive Fee on income we never received.

Our Adviser's professionals' time and resources may be diverted due to obligations they have to other clients.

Our Adviser's professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of

which may not be in our best interests or in the best interest of our stockholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved, including, but not limited to, the management of other investment vehicles on the YieldStreet Platform. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

Furthermore, our Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of our Adviser and its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of our Adviser and its affiliates.

We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Our Adviser's professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. For example, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including the management of other investment vehicles on the YieldStreet Platform. As a result, we may compete with any such investment entity for the same investors and investment opportunities. If we are able to obtain exemptive relief from the SEC, we may co-invest with any such investment entity to the extent permitted by the 1940 Act, or the rules and regulations promulgated thereunder. There is no assurance that we will obtain such relief. In the event that the SEC does not grant us relief, we could be limited in our ability to invest in certain investments in which our Adviser or any of its affiliates are investing or are invested. Even if we are able to receive exemptive relief, we will be unable to participate in certain transactions originated by our Adviser or its affiliates prior to receipt of such relief unless we co-invest in accordance with existing regulatory guidance. To the extent we are able to make co-investments with our Adviser's affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts.

Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to affiliates of our Adviser.

To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

Our Incentive Fee may induce our Adviser to make speculative Investments.

The Incentive Fee payable by us to our Adviser may create an incentive for it to make Investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to our Adviser is determined may encourage it to use leverage to increase the return on our Investments. In addition, the fact that our Management Fee is payable based upon a certain average of our assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional Investments. Under certain circumstances, the use of leverage may increase the likelihood of a default, which would adversely affect holders of our shares. Such a practice could result in our investing in more speculative Investments than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

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Risks Related to Our Investments

Investments in foreign* ~~*investments*~~*Investments may involve significant risks in addition to the risks inherent in investments.

Our investment strategy may involve Investments issued by foreign entities, including foreign borrowings or assets controlled by foreign entities. Investing in foreign entities may expose us to additional risks not typically associated with investments in U.S. issuers, or in assets controlled by U.S. issuers or located in the U.S. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditors' rights in foreign jurisdictions.

Although we expect that most of our Investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Covenant-lite loans may offer us fewer protections than traditional Credit Investments.

Many of the debt investments we may acquire in the secondary market may have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants. In particular, borrowers under such covenant-lite loans often have greater flexibility in how they use proceeds of such borrowings, as well as how they operate their business and manage their financial condition. As a result, we may face challenges in recovering on such covenant-lite loans, to the extent they go into distress, and may lack options that would normally be available to us as a lender under more traditional debt structures.

Usury laws may affect the Credit Investments.

Certain states where collateral related to our Credit Investments are located have usury laws in place that limit the maximum interest rate of an underlying loan. At times, these laws may effectively affect payments by preventing the recovery of certain payment amounts. Further, usury laws may be subject to change at the hands of state legislators. If a borrower were to succeed in bringing a claim against a lender of record for a state law usury violation, and the court were to find that the rate charged exceeded the maximum allowable rate applicable in such state, not only would the underlying Credit Investment not receive the anticipated full value of its loan investment, but we could be subject to fines and other penalties if we were the lender of record.

The Participation Interests are unsecured and participants have limited rights.

We will hold many of our assets in Participation Interests or other indirect economic interests in loans or other debt assets. In such circumstances, we will not directly own the debt assets underlying such Participation Interests or other economic interests and/or have custody thereof. While the originating lender's interest is secured by the assets pledged to the underlying loan from which the Participation Interest stems, the Participation Interests held by us are not directly secured by the same assets. As such, if the originating lender becomes insolvent, then our Participation Interests could be superseded by the senior creditors of the originating lender and we and our stockholders may lose some or all of their investment or payment thereon could be substantially delayed.

In addition, as an owner of Participation Interests or other indirect economic interests (including as a member of a loan syndicate), we may not be able to assert any rights against borrowers of the underlying indebtedness, and may need to rely on the holder/custodian (or other financial institution) issuing the Participation

addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of our rights.

The terms of Investments acquired under Contingent Funding Agreements may be less advantageous to us than if we negotiated such terms at the time of funding.

Although the Contingent Funding Agreements will not bind us to make any particular Investment, the terms and nature of the underlying Investment will be determined at the time we enter into any Contingent Funding Agreement, and may be different than they would have been if we did not include the contingent right, or if we instead negotiated the terms of the Investment at the time we funded or purchased it, rather than in advance. In addition, while we do not expect to pay any fees or compensation to Originators in connection with such Contingent Funding Agreements, many will often receive fees for serving as administrative agent for Investments underlying such Contingent Funding Agreements, which typically includes receiving and distributing interest and other payments received on an Investment among its various holders, and performing certain other administrative functions related to the Investment. In certain cases, to the extent we subsequently elect not to fund the loan or acquire the Investment to which a Contingent Funding Agreement pertains, either because we lack available funds to do so or otherwise, our Adviser may allocate such investment opportunity to one or more of our affiliates once such Contingent Funding Agreement has either expired or been terminated.

Our claims against a borrower may be subject to equitable subordination to other claims against the borrower.

Under the laws of certain jurisdictions, a court may use its equitable powers to subordinate the claim of a lender to some or all of the other claims against the borrower under certain circumstances. The concept of equitable subordination is that a claim may normally be subordinated only if its holder is guilty of some misconduct. The remedy is intended to be remedial, and not penal. In determining whether equitable subordination of a claim is appropriate in any given circumstance, courts may look to whether the following conditions have been satisfied: (i) whether the claimant has engaged in some type of inequitable conduct; (ii) whether the misconduct has resulted in injury to the creditors of the bankrupt company or conferred an unfair advantage on the claimant; and (iii) whether equitable subordination would be inconsistent with other applicable provisions of the Bankruptcy Code. While the stated test could be interpreted broadly, equitable subordination is usually confined to three general paradigms: (x) when a fiduciary of the debtor (who is also a creditor) misuses its position to the detriment of other creditors; (y) when a third party (which can include a lender) controls the debtor to the disadvantage of other creditors; and (z) when a third party actually defrauds other creditors. We may be subject to claims from creditors of an obligor that debt assets of such obligor which are held by us should be equitably subordinated. The concept of equitable subordination (or the equivalent thereof) may vary from jurisdiction to jurisdiction. To the extent the concept of equitable subordination were to apply to an originating lender of a loan in which we have acquired a Participation Interest, we could be adversely affected.

Recharacterization of a claim under the Bankruptcy Code could adversely affect us.

Under the Bankruptcy Code, a court may use its equitable powers to "recharacterize" the claim of a lender, *i.e.*, notwithstanding the characterization by the lender and borrower of a loan advance as a "debt," to find that the advance was in fact a contribution in exchange for equity. Typically, recharacterization occurs when an equity holder asserts a claim based on a loan made by the equity holder to the borrower at a time when the borrower was in such poor financial condition so that other lenders would not make such a loan. In effect, a court that recharacterizes a claim makes a determination that the original circumstance of the contribution warrants treating the holder's advance not as debt but rather as equity. In determining whether recharacterization is warranted in any given circumstance, courts may look at the following factors: (i) the names given to the instruments (if any) evidencing the indebtedness; (ii) the presence or absence of a fixed maturity or scheduled payment; (iii) the presence or absence of a fixed rate of interest and interest payments; (iv) the source of repayments; (v) the adequacy or inadequacy of capital; (vi) the identity of interest between the creditor and the equity holders; (vii) the security (if any) for the advances; (viii) the borrower's ability to obtain financing from outside lending institutions; (ix) the extent to which the advances were subordinated to the claims of outside creditors; (x) the extent to which the assets were used to acquire capital assets; and (xi) the presence or absence of a sinking fund to provide for repayment. These factors are reviewed under the circumstances of each case, and no one factor is controlling. We may be subject to claims from creditors of an obligor that debt obligations of such obligor held by us should be recharacterized. We could be adversely affected

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located outside the United States., **including potentially in emerging markets.** To the extent we do so, we will be subject to numerous factors related to conducting business in non-U.S. countries, any of which could have a significant impact on our operations. Investing in Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States involves certain considerations not usually associated with investing in the United States, including political and economic considerations, such as greater risks of expropriation, nationalization, confiscatory taxation, imposition of withholding or other taxes on interest, dividends, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of assets and general social, political and economic instability; the relatively small size of the investments markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; the evolving and unsophisticated laws and regulations applicable to the securities and financial services industries of certain countries; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict our investment opportunities. In addition, accounting and financial reporting standards that prevail outside of the United States generally are not as high as U.S. standards and, consequently, less information is typically available concerning companies located outside of the United States than for those located in the United States. As a result, we may be unable to structure our transactions to achieve the intended results or to mitigate all risks associated with such markets. It may also be difficult to enforce our rights in such markets. For example, Investments traded on non-U.S. exchanges and the non-U.S. persons that trade these Investments, and Investments made outside of the United States, are generally not subject to the jurisdiction of the SEC or the securities laws and regulations of the U.S. Accordingly, the protections accorded to us under such laws and regulations are unavailable for Investments located outside of the United States and non-U.S. counterparties. **Although we do not currently expect a material portion of our Investments to involve portfolio companies from emerging markets, risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.**

Risks Related to Debt Financing

If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

We may borrow funds to make investments. The use of borrowings, also known as leverage, increases the volatility of investments and magnifies the potential for loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our shares. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income attributable to our stockholders to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make share distribution payments. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of Management Fees payable to our Adviser.

Changes in interest rates may affect our cost of capital and net investment income.

If we borrow funds to make investments, which we do not expect to do before we have fully invested the initial proceeds of this offering in accordance with our investment objective, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our fixed-rate investments will be financed primarily with equity and debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we may have to purchase or develop such expertise.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt Investments. Accordingly, an increase in interest rates may make

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it easier for us to meet or exceed the Incentive Fee-hurdle rate and may result in a substantial increase of the amount of Incentive Fees payable to our Adviser with respect to pre-Incentive Fee net investment income. See "Investment Advisory Agreement."

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See "Material U.S. Federal Income Tax Considerations."

- The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
- The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.
- The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of each taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash-equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt or equity investments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

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We may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount.

The recognition of income in connection with Investments that we purchase with original issue discount may result in the payment of an Incentive Fee to our Adviser without a corresponding receipt of cash income.

In the event we recognize loan interest income in excess of the cash we receive in connection with an Investment that we purchase with original issue discount, we may be required to liquidate assets in order to pay a portion of the Incentive Fee. Our Adviser, however, is not required to reimburse us for the portion of any Incentive Fees attributable to non-cash income in the event of a subsequent default on such Investment and non-payment of such non-cash income.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. For additional discussion regarding the tax implications of a RIC, see "Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company."

If we do not qualify as a "publicly offered regulated investment company," as defined in the Code, certain stockholders may be taxed as though they received a distribution of some of our expenses.

To the extent we are not treated as a "publicly offered regulated investment company" within the meaning of Section 67(c)(2) of the Code and the Treasury Regulations issued thereunder, certain "affected investors" would be unable deduct, for federal income tax purposes, their allocable share of our "affected RIC expenses[22]." To be treated as a "publicly offered regulated investment company" for this purpose, our shares would need to be (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, and (iii) held by at least 500 stockholders at all times during the applicable taxable year. Investors that would be subject to the deductibility limitations under these rules include stockholders that are (i) individuals (other than nonresident aliens whose do not treat income from us as effectively connected with the conduct of a U.S. trade or business), (ii) persons such as trusts or estates that compute their income in the same manner as an individual, (iii) and pass-through entities that have one or more partners or members that are described in clauses (i) or (ii). Under temporary Treasury Regulations, such "affected RIC expenses" include those expenses allowed as a deduction in determining our investment company taxable income, less (among other items) registration fees, directors' fees, transfer agent fees, certain legal and accounting fees and expenses associated with legally required stockholders communications. Stockholders that would be treated as "affected investors" should consult their own tax advisors concerning the applicability such rules to their investment in our shares.

We may in the future choose to pay dividends in part in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is

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USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell (1) the minimum number of shares to meet our minimum offering requirement, or [ ] shares, and (2) the maximum number of shares registered in this offering, or [**50 million**] shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the initial public offering price of the shares and the actual number of shares we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make Investments, with an emphasis on current income. Those Investments will primarily take the form of Credit Investments, including Participation Interests, and to a lesser extent Equity Investments. See "Investment Objective and Strategy." The remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio.

We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive investment opportunities and market conditions. This timeframe may be shorter to the extent we enter into Contingent Funding Agreements prior to a closing. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. These securities may have lower yields than our other Investments and accordingly result in lower distributions, if any, by us during such period.

Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering	
	Amount	**%**	**Amount**	**%**
Gross Proceeds	[____]	[____]	[—**$500,000,000**]	[____]
Less:				
Sales Load[1]	–	–	–	–
Offering Expenses	[____]	[____]	[____]	[____]
Net Proceeds/Amount Available for Investments	[____]	[____]	[____]	[____]

(1) This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. As a result, there will be no sales load or other discounts or commissions charged in connection with the sale of the shares offered pursuant to this prospectus. See "Plan of Distribution."

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DISTRIBUTIONS

Subject to our Board of Directors' discretion and applicable legal restrictions, **our Board of Directors expects to authorize, and** we intend to ~~authorize and~~ declare **and pay** ordinary cash distributions on a quarterly ~~basis and pay such distributions on a quarterly~~ basis beginning no later than the end of the first full calendar quarter after the minimum offering requirement is met. We will then calculate each stockholder's specific distribution amount for the period using weekly record dates with each stockholder eligible to receive distributions beginning the week we accept the stockholder's subscription for our shares. From time to time, we may also pay interim special distributions in the form of cash or shares at the discretion of**, and when authorized by,** our Board of Directors. For example, our Board of Directors may periodically ~~declare~~**authorize** share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share or to comply with RIC tax regulations. Each year a statement on Form 1099-DIV, identifying the source of the distribution (*i.e.*, paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be delivered to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

~~From~~ time to time and not less than quarterly, our Adviser ~~must review our accounts to determine whether cash distributions are appropriate. We shall~~**We will** distribute pro rata to our stockholders funds received by us which our **Board of Directors authorizes and our** Adviser deems unnecessary for us to retain.

We intend to make our ordinary distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions in additional shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares.

To qualify for and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We may make interim special distributions to meet our RIC distribution requirements. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Regulation" in the SAI and "Material U.S. Federal Income Tax Considerations."

We intend to adopt an "opt in" distribution reinvestment plan for our stockholders. As a result, if we make a distribution, our stockholders will receive their distributions in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares. See "Distribution Reinvestment Plan."

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets.

INVESTMENT OBJECTIVE AND STRATEGY

We are a Maryland corporation ~~formed~~**incorporated** on December 17, 2018 to invest primarily in Investments, with an emphasis on current income, and will commence operations after satisfying our minimum offering requirement of selling $[25] million of our shares, all of which must be to persons who are not affiliated with us or our Adviser. We are an externally managed, non-diversified, closed-end management investment

company that intends to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code.

We are managed by YieldStreet Management, LLC, a registered investment adviser under the Advisers Act, which, under the supervision of our Board of Directors, oversees the management of our activities and is responsible for making investment decisions for our portfolio.

YieldStreet Multi-Asset Fund Inc.

Our investment objective is to generate current income and, as a secondary objective, capital appreciation. We intend to seek to achieve our investment objective by primarily investing in Credit Investments. Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, and equipment financing, as well as instruments that are directly or indirectly secured by such assets, including in certain cases Participation Interests. In addition to Credit Investments, we may also selectively acquire Equity Investments. While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States., including potentially in emerging markets. Although we do not currently expect a material portion of our Investments to involve portfolio companies from emerging markets, risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity. Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments[22]."

About our Adviser

We are managed by YieldStreet Management pursuant to the Investment Advisory Agreement. Our Adviser is wholly owned and controlled by YieldStreet. Both YieldStreet Management and YieldStreet are considered our affiliates. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals including Michael Weisz, YieldStreet's President and Chief Investment Officer, Volfi Mizrahi, YieldStreet's Head of Originations, Mitchell Rosen, YieldStreet's Director of Real Estate, Stefanos Fragos, YieldStreet's Senior Credit Officer of Marine Finance and Milind Mehere, YieldStreet's Chief Executive Officer. We refer to those investment professionals collectively as our "Senior Investment Professionals[22]." Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our "Investment Team[22]." Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Our Adviser also manages a series of private investment vehicles, and may in the future manage additional private or public investment vehicles, including additional

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registered investment companies, which we refer to collectively as the "YieldStreet Platform~~''~~**."** See "Risk Factors—Risks Related to our Adviser and Its Affiliates." Many of the current and future investment vehicles on the YieldStreet Platform have and will have investment objectives and investment strategies that overlap with ours. As of [**December 31, 2018**], the YieldStreet Platform had total capital under management of approximately $[**335.5**] million.

Our Senior Investment Professionals have significant experience and an extensive track record of investing in the Investments we intend to target, including over [ ] years of collective experience evaluating, investing in and managing such Investments. In addition, our Adviser has access to certain finance, accounting, legal and administrative personnel of YieldStreet and may retain additional personnel as our activities expand. We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See "Management" and "Portfolio Management" for biographical information regarding our Adviser's professionals.

All final investment decisions must be approved by ~~Messrs~~**Mr**. Weisz ~~and Mehere~~, who we consider to be our portfolio ~~managers~~**manager**. Our Board of Directors, including ~~a majority of~~**our** independent directors, will oversee and monitor our investment performance and relationship with our Adviser and, beginning with the second anniversary of the date of the Investment Advisory Agreement, will annually review the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See "Investment Advisory Agreement."

Prior to satisfaction of our minimum offering requirement, we may enter into Contingent Funding Agreements with Originators. While we have not identified any of the Originators with which we may enter into such Contingent Funding Agreements, we would expect each of them to fall within our investment objective and strategies described throughout this prospectus. Under such Contingent Funding Agreements, we would expect to have the right, but not the obligation, to fund the acquisition of the underlying Investment for a set period of time after we execute such agreement. We may also elect to utilize such Contingent Funding Agreements after we satisfy the minimum offering requirement in anticipation of subsequent closings.

Contingent Funding Agreements

Prior to satisfaction of our minimum offering requirement, we may enter into certain Contingent Funding Agreements with one or more Originators to acquire Investments from them to the extent we satisfy our minimum offering requirement and conduct our initial closing before a specified date set forth in each such agreement. While we have not identified any of the Originators with which we may enter into such Contingent Funding Agreements, we would expect each of them to fall within our investment objective and strategies described throughout this prospectus. Under such Contingent Funding Agreements, we would expect to have the right, but not the obligation, to fund the acquisition of the underlying Investment for a set period of time after we execute such agreement. We may also elect to utilize such Contingent Funding Agreements after we satisfy the minimum offering requirement in anticipation of subsequent closings.

We expect that any such Contingent Funding Agreement would be structured to provide us with the right to either provide a loan to a specified borrower or acquire an existing Investment from an Originator for a period of up to 90 days, in either case upon terms determined at the time we enter into such Contingent Funding Agreement. We would generally expect to close on the Investments underlying any outstanding Contingent Funding Agreements in connection with each closing we conduct as part of the offering to which this prospectus relates. We will provide details regarding the specific terms of such Contingent Funding Agreements through supplements to this prospectus.

Although the Contingent Funding Agreements will not bind us to make any particular Investment, the terms and nature of the underlying Investment will be determined at the time we enter into any Contingent Funding Agreement, and may be different than they would have been if we did not include the contingent right, or if we instead negotiated the terms of the Investment at the time we funded or purchased it, rather than in advance. In addition, while we do not expect to pay any fees or compensation to Originators in connection with such Contingent Funding Agreements, many will often receive fees for serving as administrative agent for Investments underlying such Contingent Funding Agreements, which typically includes receiving and distributing interest and other payments received on an Investment among its various holders, and performing certain other administrative functions related to the Investment. In certain cases, to the extent we subsequently elect not to fund the loan or acquire the Investment to which a Contingent

Funding Agreement pertains, either because we lack available funds to do so or otherwise, our Adviser may allocate such investment opportunity to one or more of our affiliates once such Contingent Funding Agreement has either expired or been terminated.

Investment Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation. We intend to seek to achieve our investment objective by primarily investing in Credit Investments. Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, and equipment financing, as well as instruments that are directly or indirectly secured by such assets, including in certain cases Participation Interests. In addition to Credit Investments, we may also selectively acquire Equity Investments. While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States**, including potentially in emerging markets. Although we do not currently expect a material portion of our Investments to involve portfolio companies from emerging markets, risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.**

The companies in our investment portfolio will often be highly leveraged, and, in many cases, our Credit Investments in these companies will not be rated by any rating agency. If these Credit Investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB− or Baa3, which is often referred to as "junk"). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower's capacity to pay interest and repay principal. The Credit Investments in our portfolio may often have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity. Many of the Credit Investments we could potentially acquire in the secondary market may also have less restrictive covenant terms that provide us with fewer protections, called "covenant-lite" loans, that generally provide for fewer restrictions on the borrower's operations and use of proceeds than do debt instruments that contain traditional financial and operating covenants.

In accordance with the foregoing strategies, we will generally seek to acquire Credit Investments that (i) are believed to be sufficiently collateralized to preserve capital, and (ii) will generate income in accordance with our desired investment characteristics. Given the nature and risks associated with special-situation lending, we will generally seek to focus first on the collateral available for each Credit Investment in order protect principal, and then second on obtaining an appropriate return given the term, risk and liquidity associated with each specific Credit Investment. We will generally apply similar criteria for any Equity Investment we may acquire, with a focus on our expected risk adjusted return on such Equity Investments. See "Risk Factors – Risks Related to Our Investments."

Our Investment Team's model is predicated on working with loan originators or other asset managers, who we refer to collectively as "Originators," who can provide access to potentially attractive investment opportunities and other deal flow. Our Investment Team works to identify and cultivate relationships with experienced Originators that they believe have significant experience in their specific asset class and have experience and a track record originating and servicing the types of loans we expect to target for investment. These Originators typically work with and perform due diligence on potential borrowers in connection with structuring and negotiating loans with them. These Originators also generally retain responsibility for servicing any loans they originate through their respective life cycles. Our Investment Team vets and conducts due diligence on potential Originators, including reviewing their background, credit and underwriting policies, evaluating their existing loan portfolio and performance and reviewing their business policies, among other things. Once an Originator has been vetted by our Investment Team, our Investment Team will then evaluate potential investment opportunities from that Originator that may be suitable for us and make investment decisions on a deal-by-deal basis. In addition, in certain circumstances where our Investment Team has in-house expertise or has partnered with an expert in a particular asset class, we will negotiate loans directly with borrowers. In such circumstances, those loans are typically serviced by an experienced third-party servicer.

See "Investment Objective and Strategy" for additional information regarding our investment strategy.

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members of our Investment Team possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities.

Long-term investment horizon. Unlike private equity and venture capital funds, we will not be subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.

Efficient Tax Structure. As a regulated investment company, or "RIC," we generally will not be required to pay federal income taxes on any ordinary income or capital gains that we receive from our investments and distribute to our stockholders as dividends. Because we are not required to pay federal income taxes on our income or capital gains that we distribute to our stockholders, we expect to be able to offer investment terms to potential issuers that are comparable to those offered by our corporate-taxpaying competitors, and achieve after-tax net returns that are often greater than their after-tax net returns. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness are not expected to be required to recognize unrelated business taxable income, or "UBTI." Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to federal income taxes, any taxable entities we own will generally be subject to federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.

Disciplined, income-oriented investment philosophy. Our Adviser expects to employ a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions that could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss.

Unique, digital distribution channel. As a digital platform, the YieldStreet Investment Portal provides us with a means of distributing our shares without the expense of traditional distribution channels. While we may also utilize traditional distribution channels, we expect that the majority of our distribution efforts will be conducted through the YieldStreet Investment Portal.

Operating and Regulatory Structure

Our investment activities will be managed by our Adviser and supervised by our Board of Directors, a majority of whom are independent. Under our Investment Advisory Agreement, we have agreed to pay our Adviser a Management Fee based on certain of our assets **as well as an Incentive Fee based on our net incentive income**. In addition, we will reimburse our Adviser for routine non-compensation overhead expenses. See "Investment Advisory Agreement" for a description of the payments we will make to our Adviser.

The Administrator will provide us with general ledger accounting, fund accounting, and other administrative services.

While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct quarterly repurchase offers pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement. This will initially be the only method of liquidity that we expect to offer, and you should not rely on any additional form of liquidity to develop or be provided, either through the development of a trading market for our shares or otherwise. See "Share Repurchase Program." Therefore, stockholders may not be able to sell their shares promptly or at a desired price.

An investment in our shares is not suitable for investors that require short-term liquidity:

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- **Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.**

- **If you are able to sell your shares, you will likely receive less than your purchase price.**

- Our shares are not currently listed on ~~an~~**any securities** exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever.

- **We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us.**

- **You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program."**

- **Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur until three years following the completion of this offering, if at all.**

- **This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.**

- **The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all.**

- **Accordingly, you may be unable to sell your shares and receive proceeds until at least three years following the closing of this offering.**

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

We will be subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with our Adviser, including other investment vehicles that comprise the YieldStreet Platform, in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. However, we will be permitted to, and may, co-invest in syndicated Investments and secondary loan market Investments where price is the only negotiated point. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our Adviser and/or its affiliates, including other investment vehicles that comprise the YieldStreet Platform. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither our Adviser nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates, including the other investment vehicles that comprise the YieldStreet Platform, only in accordance with existing regulatory guidance.

To seek to enhance our returns and manage our liquidity needs, we expect to borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets) when the terms and conditions available are favorable to investing and well-aligned with our investment strategy and portfolio composition. In determining whether and when to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook, taking into account our current liquidity needs and the relative maturity dates of our portfolio. The use of borrowed funds or the proceeds of preferred stock to make investments has its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred

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management's valuation recommendations and makes a recommendation to the Board of Directors based on its analysis of the methodologies employed and the various weights that should be accorded to each portion of the valuation as well as factors that the independent valuation firm and management may not have considered in their evaluation process. The Board of Directors then evaluates the Audit Committee recommendations and undertakes a similar analysis to determine the fair value of each investment in the portfolio in good faith.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to differ from the valuations assigned at any time. For a discussion of the risks inherent in determining the fair value of securities for which readily available market values do not exist, see "Risk Factors—A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our investments."

Determinations in Connection With Offerings

We are offering our shares on a continuous basis at an initial offering price of $10 per share~~; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share that is below our then current net asset value per share~~. To the extent that our net asset value per share increases ~~subsequent to the last closing,~~**above** the offering price ~~per share may increase. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current offering price, we will reduce our offering price~~ accordingly. ~~We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. Our intent is~~ that our public offering price ~~will be~~ not more than 2.5% above our net asset value per share ~~plus organizational and offering expenses.~~

then **the offering price per share will require an upward adjustment.** Therefore, persons who subscribe for shares **of our common stock** in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares **of common stock** and, as a result, may receive fractional shares.~~In connection with each closing of a sale of shares, our Board of Directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling our shares at a price which is below our then current net asset value per share. Our Board of Directors or a committee thereof will consider the~~ ~~following factors, among others, in making~~ ~~such determination:~~**of our common stock.**

In connection with closing on the sale of shares of our common stock offered pursuant to this prospectus **on a continuous basis, we expect** **that our Board of Directors will delegate to one or more of its members the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value. We will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our stockholders.**

The **following factors, among others, will be considered** **in making the determination that our common stock is not sold at a price per share, which is below our net asset value per share:**

- the net asset value ~~per share~~ of our ~~shares disclosed in the most recent periodic report we filed with the SEC~~**common stock as most recently determined by our Board of Directors as of a calendar quarter end**;

- our ~~Board of Directors~~**Advisers' and officers'** assessment of whether any material change in ~~the~~ net asset value ~~per share~~ has occurred (including through ~~the~~**any** realization of net gains ~~on~~**from** the sale of ~~our~~**a** **portfolio investment), or any material change in the fair value of portfolio** investments~~)~~ **has occurred, in each case,** from the period beginning on the date of ~~the~~**our Board of Director's** most recently ~~disclosed~~**determined** net asset value ~~per share~~ to the period ending ~~two days prior to the date~~**as of a time**

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within 48 hours (excluding Sundays and holidays) of the closing ~~on and~~**of the** sale of our shares **of common stock**; and

- the magnitude of the difference between ~~the net asset value per share disclosed in the most recent periodic report we filed with the SEC and~~**(i) a value that** our Board of Directors **or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of our common stock, which is based upon the net asset value of our common stock as most recently determined by our Board of Directors as of a calendar quarter end, as adjusted to reflect our Adviser's and officers**' assessment of any material change in the net asset value ~~per share~~**of our common stock** since the date of ~~the~~**such** most recently ~~disclosed~~**determined** net asset value ~~per share~~, and **(ii)** the offering price of ~~our~~**the** shares **of our common stock** at the date of **the** closing.

~~Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our shares, but instead it involves the determination by our Board of Directors or a committee thereof that we are not selling our shares at a price which is below the then current net asset value per share at the time at which the closing and sale is made.~~

Moreover, to the extent that there is ~~even~~**more than** a remote possibility that we may**:** (i) issue ~~our~~shares **of our common stock** at a price which**, after deducting upfront selling commissions and dealer manager fees,** is below the then current net asset value ~~per share~~of our ~~shares~~ ~~at the time at which the closing and~~**common stock on the date of** sale ~~is made~~or (ii) trigger the undertaking ~~(which we~~provided ~~to the SEC in the registration statement to which this prospectus is a part)~~**herein** to suspend the offering of ~~our~~shares **of our common stock** pursuant to this prospectus if the net asset value ~~per share~~fluctuates by certain amounts in certain circumstances until ~~the~~**this** prospectus is amended, our Board of Directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the **weekly** closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be **made** at a price which**, after deducting upfront selling commissions and dealer manager fees,** is below our then current net asset value ~~per share~~, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

~~In addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new offering price that is not more than 2.5% above our net asset value per share plus organizational and offering expenses. If, instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of organizational and offering expenses, which represents a premium to the net asset value per share of greater than 2.5%.~~

We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. We may elect to conduct additional offerings subsequent to completion of the offering to which this prospectus relates.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC.

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MANAGEMENT

Pursuant to our charter and bylaws, our business and affairs are managed under the direction of our Board of Directors. The responsibilities of our Board of Directors include, among others, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Directors currently has an Audit Committee and a Nominating and Corporate Governance Committee and may establish additional committees from time to time as necessary. Each director will serve until the expiration of such director's term and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors.

Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority vote of the entire Board of Directors.

Board of Directors and Executive Officers

Our Board of Directors will consist of five members, three of whom are not "interested persons" of us or our Adviser as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. ~~Members of our Board of Directors have been divided into three classes of directors serving staggered three year terms. The initial terms of the first, second and third classes will expire in 2019, 2020, and 2021, respectively, and in each case, those directors will serve until their successors are elected and qualify. Beginning in 2019, upon expiration of their current terms, directors of each class will be elected to serve for three year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders.~~ **As we are not required to hold regular annual meetings of stockholders, our directors are elected for indefinite terms.** We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under section 402 of the Sarbanes-Oxley Act.

Directors

Information regarding our Board of Directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o YieldStreet Multi-Asset Fund Inc., 597 Fifth Avenue, 6th Floor, New York, New York 10017.

Interested Directors

The following directors are "interested persons" as defined in the 1940 Act. We are not part of a "fund complex" as that term is defined in the Form N-2.

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Directorships Held by Director During Past 5 Years
Michael Weisz, 30	**Director, Chairman of the Board,** President	**Director since** [ ]**, 2019**	[ ]**Since [2015], Mr. Weisz has served as [President and Chief Investment Officer of our Adviser and as the President of YieldStreet]. Since 2013, Mr. Weisz has served as Chief Investment Officer of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance**	[ ]
Milind Mehere, 46	**Director,** Chief Executive Officer	[ ]**Director since December 2018**	[ ]**Since 2015, Mr. Mehere has served as [Chief Executive Officer] of [our Adviser and YieldStreet]. From 2006-2014, Mr. Mehere worked at Yodle, an online marketing company, as [General Manager of Canada, Vice President of Business Development & Channel Sales and Vice President of Client Management & Operations]**	[ ]

Independent Directors

The following directors are not "interested persons" as defined in the 1940 Act.

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Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Director During Past 5 Years
[ ], [age]	~~[~~ ~~]~~**Director**	**Director since** [ ]**, 2019**	[ ]	[ ]
[ ], [age]	~~[~~ ~~]~~**Director**	**Director since** [ ]**, 2019**	[ ]	[ ]
[ ], [age]	~~[~~ ~~]~~**Director**	**Director since** [ ]**, 2019**	[ ]	[ ]

Director Qualifications

Our Board of Directors believes that, collectively, the directors have balanced and diverse experience, qualifications, attributes and skills, which allow our Board of Directors to operate effectively in governing us and protecting the interests of its stockholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each director considered by our Board of Directors.

Michael Weisz. Mr. Weisz is a co-founder and the President of YieldStreet. He is responsible for corporate strategy and direction, investment strategy, and sourcing and facilitating a network of Originators at YieldStreet. Mr. Weisz is a co-founder of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance and has served as its Chief Investment Officer since 2013. From 2009 to 2013, Mr. Weisz was Vice President at a New York-based credit opportunities hedge fund with $1.2 billion under management. Mr. Weisz and his team specialized in asset-based loan transactions between $5 million and $25 million with a niche in financing transactions for litigation and similar matters. During his career, Mr. Weisz has managed over $500 million in transactions. He brings with him 10 years of investment experience. Mr. Weisz graduated with a B.S. in Finance from Touro College. We believe Mr. Weisz's knowledge of and relationship with our Adviser, as well as his broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on our Board of Directors.

Milind Mehere. Mr. Mehere is the Chief Executive Officer of YieldStreet responsible for overall strategy and day-to-day operations. Prior to co-founding YieldStreet in January 2015, Mr. Mehere co-founded Yodle, which was acquired by web.com (Nasdaq: WEB) for $342 million in March 2016. He helped Yodle scale to $200 million in revenue and over 1,400 employees. During his nine years at Yodle from 2006 to 2014, Mr. Mehere created and lead several departments, including General Manager of Canada where he built a team of over 200 people, Vice President of Business Development & Channel Sales and Vice President of Client Management & Operations. Previously, Mr. Mehere held various leadership roles at OATSystems (acquired by Checkpoint Systems CKP) and i2 Technologies (acquired by JDA Software). We believe Mr. Mehere's knowledge of and relationship with our Adviser, as well as his numerous management positions and broad corporate background bring important and valuable skills, all of which make him well qualified to serve on our Board of Directors.

[Director Name][Director Bio]

[Director Name][Director Bio]

[Director Name][Director Bio]

Information about Executive Officers Who are Not Directors

The address for our executive officers is c/o YieldStreet Multi-Asset Fund Inc., 597 Fifth Avenue, 6th Floor, New York, New York 10017. We are not part of a "fund complex" as that term is defined in the Form N-2.

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Jimmy Pandhi, 41	Chief Financial Officer and Treasurer	[ ]**Chief Financial Officer and Treasurer since December 2018**	[ ]**Head of Strategic Finance at YieldStreet since July 2018; Managing Director of New York Life Investment Management from 2015 to 2017; Head of Investor Relations at Evercore from 2011 to 2015**
Ivor Wolk, ~~54~~**55**	General Counsel and Secretary	[ ]**General Counsel and Secretary since December 2018**	[ ]**General Counsel at YieldStreet since October 2017; Partner at Cohen Tauber Spievack & Wagner P.C., a law firm, from November 2016 to October 2017; Partner at Pastore & Dailey LLC from May 2014 to November 2016; General Counsel at NewOak Capital, LLC, a broker-dealer and capital markets advisory firm, from January 2012 to May 2014**

Jimmy Pandhi. Jimmy Pandhi has served as Head of Strategic Finance at YieldStreet since July 2018. Prior to joining YieldStreet, Mr. Pandhi was a Managing Director of New York Life Investment Management from 2015 to 2017, where he focused on financial and strategic matters. In addition, Mr. Pandhi spent four years at Evercore from 2011 to 2015 where he was Head of Investor Relations among other responsibilities. Before joining Evercore, Mr. Pandhi spent six years at Fortress Investment Group, where he held various positions across finance, private equity, and credit. Mr. Pandhi received a B.S. from the University of Illinois Urbana-Champaign.

Ivor Wolk. Mr. Wolk has served as General Counsel at YieldStreet since October 2017. He started his career at Davis Polk & Wardwell before holding senior investment banking legal roles at WestLB, Barclays Capital and Dresdner Kleinwort. Prior to joining YieldStreet, Mr. Wolk also served as General Counsel at NewOak Capital, LLC, a broker-dealer and capital markets advisory firm from January 2012 to May 2014. In addition, Mr. Wolk was a partner at Pastore & Dailey LLC from May 2014 to November 2016 and at Cohen Tauber Spievack & Wagner P.C. from November 2016 to October 2017, where he focused his practice on corporate and securities law. Mr. Wolk graduated cum laude with a Bachelor of Commerce and law degree from the University of the Witwatersrand, South Africa, and holds a Master of Laws degree from the University of Cambridge, England.

Director Independence

Our Board of Directors annually determines each director's independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We

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~~Our Nominating and Corporate Governance Committee does not currently have a written policy with regard to nominees recommended by our stockholders. The absence of such a policy does not mean, however, that a stockholder recommendation will not be considered if one is received.~~

Our Nominating and Corporate Governance Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our bylaws and any applicable law, rule or regulation regarding director nominations. When submitting a nomination for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of our shares owned, if any; and, a written consent of the individual to stand for election if nominated by our Board of Directors and to serve if elected by our stockholders.

In evaluating director nominees, the members of our Nominating and Corporate Governance Committee consider the following factors:

- the appropriate size and composition of our Board of Directors;
- whether or not the person is an "interested person" with respect to us as defined in Section 2(a)(19) of the 1940 Act;
- our needs with respect to the particular talents and experience of its directors;
- the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board of Directors;
- familiarity with national and international business matters;
- experience with accounting rules and practices;
- appreciation of the relationship of our business to the changing needs of society;
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and
- all applicable laws, rules, regulations, and listing standards.

Our Nominating and Corporate Governance Committee's goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing there are no stated minimum criteria for director nominees, although the members of our Nominating and Corporate Governance Committee may consider such other factors as they may deem are in the best interests of us and our stockholders. Our Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of our Board of Directors.

The members of our Nominating and Corporate Governance Committee identify nominees by first evaluating the current members of our Board of Directors willing to continue in service. Current members of our Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our Board of Directors with that of obtaining a new perspective. If any member of our Board of Directors does not wish to continue in service or if our Board of Directors decides not to re-nominate a member for re-election, the independent members of our Board of Directors identify the desired skills and experience of a new nominee in light of the criteria above. The entire Board of Directors is polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. Our Board of Directors and our Nominating and Corporate Governance Committee has not engaged any third parties to identify or evaluate or assist in identifying potential nominees, although each reserves the right in the future to retain a third party search firm, if necessary.

Our Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, our Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of our Board of Directors as a whole. Our Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board of Directors, when identifying and recommending director nominees. Our Nominating

Control Persons

Immediately prior to this offering, our Adviser will own 100% of our outstanding common stock. Following the completion of this offering, the share ownership position in us of our Adviser is expected to represent less than 1% of our outstanding common stock.

PORTFOLIO MANAGEMENT

The management of our investment portfolio will be the responsibility of our Adviser and its professionals, which currently includes Milind Mehere, YieldStreet's Chief Executive Officer, Michael Weisz, YieldStreet's President and Chief Investment Officer, Volfi Mizrahi, YieldStreet's Head of Originations, Mitchell Rosen, YieldStreet's Director of Real Estate and Stefanos Fragos, YieldStreet's Senior Credit Officer of Marine Finance. We refer to those investment professionals collectively as our "Senior Investment Professionals"." Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our "Investment Team"." Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. For more information regarding the business experience of Messrs. Mehere, Weisz, Mizrahi, Rosen and Fragos, see "Senior Investment Professionals" below. All final investment decisions must be approved by Messrs**Mr**. Weisz and Mehere, who we consider to be our portfolio managers**manager**. For information regarding our shares owned by our portfolio managers**manager**, see "Control Persons and Principal Stockholders" in the SAI. Our Adviser's professionals will not be employed by us, and will receive no compensation from us in connection with their portfolio management activities.

Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other YieldStreet entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Adviser may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, our Adviser may grant equity interests in the Adviser to certain management personnel performing services for us.

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers**manager** primarily responsible for the day-to-day management of the Company also manage**manages** other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of [**December 31, 2018**]: (i) the number of other pooled investment vehicles and other accounts managed by each**the** portfolio manager; **and** (ii) the total assets of such vehicles and accounts; and (iii) the number and total assets of such vehicles and accounts that are subject to an advisory fee based on performance. Our portfolio managers**manager** did not serve in a similar capacity for any registered investment companies as of [**December 31, 2018**].



	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
~~Milind Mehere~~**Michael Weisz**				
Other Pooled Investment Vehicles	[ ]**54**[1]	[ ]**$335.5**	[ ]	[ ]
Other Accounts	[ ]	[ ]	[ ]	[ ]
~~Michael Weisz~~				
~~Other Pooled Investment Vehicles~~	[ ]	[ ]	[ ]	[ ]
~~Other Accounts~~	--	[ ]	[ ]	[ ]

(1) **Includes YS ALTNOTES I LLC, a Delaware limited liability company, which issues series of notes on an ongoing basis to investors, as one pooled investment vehicle.**

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Portfolio ~~Managers'~~ Manager's Material Conflicts of Interest

Our portfolio ~~managers serve~~ **manager serves** or may serve as ~~officers, directors or principals~~ **an officer, director or principal** of entities that operate in the same or related lines of business as we do or of investment funds managed by our Adviser or our affiliates. Accordingly, they may have obligations to investors in those entities that may require ~~them~~ **him** to devote time to services for other entities, which could interfere with the time available to provide services to us. In addition, although other investment funds managed by our Adviser may have different primary investment objectives than we do, they may from time to time invest in asset classes similar to those targeted by us. Our Adviser is not restricted from raising an investment fund with investment objectives similar to ours. Furthermore, we may not be given the opportunity to participate in certain investments made by such entities.

As a result of the arrangements described above, there may be times when our portfolio ~~managers have~~ **manager has** interests that differ from those of our stockholders, giving rise to a conflict of interest.

Compensation of Portfolio Managers

None of our investment personnel, including our portfolio ~~managers~~ **manager**, receives any direct compensation from us in connection with the management of our portfolio. ~~Messrs~~ **Mr**. Weisz ~~and Mehere~~, through ~~their~~ **his** financial interests in YieldStreet, which owns 100% of the equity interests in the Adviser, ~~are~~ **is** indirectly entitled to a portion of any profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of our Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

The specific form of compensation of ~~our~~ **a** portfolio ~~managers~~ **manager** may also include a variety of components and may vary from year to year based on a number of factors. In particular, ~~the~~ **a** portfolio ~~managers~~ **manager** may also receive, all or some combination of a salary and a bonus.

Base compensation

Generally, when **a** portfolio ~~managers receive~~ **manager receives** base compensation it is based on their individual seniority and their position within the firm.

Discretionary compensation

In addition to base compensation, **a** portfolio ~~managers~~ **manager** may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Managers

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities beneficially owned by ~~each of~~ our portfolio ~~managers~~ **manager**, based on the assumed initial public offering price of $10 per share.

Name	Dollar Range of Equity Securities Beneficially Owned[(1)(2)]
~~Milind Mehere~~ **Michael Weisz**	[ ]
~~Michael Weisz~~	~~[ ]~~

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2) Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

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**INVESTMENT ADVISORY AGREEMENT**

Management Services

YieldStreet Management has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the Investment Advisory Agreement in accordance with the 1940 Act. Subject to the overall supervision of our Board of Directors, our Adviser oversees our day-to-day operations and provides us with investment advisory services.

Under the terms of our Investment Advisory Agreement, our Adviser:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- identifies/sources, researches, evaluates and negotiates the structure of the investments we make;

- closes and monitors the investments we make;

- determines the securities and other assets that we will purchase, retain, or sell;

- uses reasonable endeavors to ensure that our Investments consist mainly of shares, securities or currencies (or derivative contracts relating thereto), which for the avoidance of doubt may include loans, notes and other evidences of indebtedness;

- performs due diligence on prospective investments; and

- provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser's services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Advisory Fees

Pursuant to the Investment Advisory Agreement, we have agreed to pay the Adviser a fee for investment advisory and management services consisting of two components — a base management fee (the "Management Fee") and an incentive fee (the "Incentive Fee").

Management Fee

Pursuant to the Investment Advisory Agreement, we have agreed to pay the Adviser a management fee for investment advisory and management services (the "Management Fee"). For services rendered under the Investment Advisory Agreement, the Management Fee is payable quarterly in arrears. Management Fees for any partial month or quarter will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month or quarter. The Management Fee will be calculated at an annual rate of [2.0]1.75% of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. Our Adviser will not be entitled to receive any other advisory fees (including any incentive fee) under our Investment Advisory Agreement, other than the Management Fee.

Incentive Fee

The Incentive Fee will be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means dividends (including reinvested dividends), interest and fee income accrued by

the Company during the calendar quarter, minus the Company's operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement to the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of Investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Pre-Incentive Fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.75% per quarter (7.0% annualized). Our net investment income used to calculate this part of the Incentive Fee is also included in the amount of our gross assets used to calculate the Management Fee. We pay the Adviser an Incentive Fee with respect to our pre-Incentive Fee net investment income in each calendar quarter as follows:

- o no Incentive Fee in any calendar quarter in which our pre-Incentive Fee net investment income does not exceed the hurdle of 1.75% for such calendar quarter;

- o 100% of our pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle but is less than 2.0588% in any calendar quarter (8.2353% annualized). We refer to this portion of our pre-Incentive Fee net investment income (which exceeds the hurdle but is less than 2.0588%) as the "catch up." The "catch-up" is meant to provide the Adviser with 15% of our pre-Incentive Fee net investment income as if a hurdle did not apply if this net investment income exceeds 2.0588% in any calendar quarter; and

- o 15% of the amount of our pre-Incentive Fee net investment income, if any, that exceeds 2.0588% in any calendar quarter (8.2353% annualized) is payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 15% of all pre-Incentive Fee investment income thereafter is allocated to the Adviser).

The following is a graphical representation of the calculation of the income-related portion of the Incentive Fee:

(Add)

1.75%   2.0588%

Quarterly Incentive Fee Based on Net Investment Income

0%   100%   15%

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-Incentive Fee net investment
income allocated to the Adviser

These calculations are appropriately prorated for any period of less than three months. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase of the amount of Incentive Fees payable to our Adviser with respect to pre-Incentive Fee net investment income.

Example of Quarterly Incentive Fee Calculation

Example of Income Related Portion of Incentive Fee (*):

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Alternative 1:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2%
Hurdle rate[1] = 1.75%
Management Fee[2] = 0.4375 %
Other expenses (legal, accounting, custodian, transfer agent, etc.)[3] = 0.3125%
Pre-Incentive Fee net investment income
(investment income – (Management Fee + other expenses)) = 1.25%
Pre-Incentive Fee net investment income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.75%
Hurdle rate[1] = 1.75%
Management Fee[2] = 1.75%
Other expenses (legal, accounting, custodian, transfer agent, etc.)[3] = 0.3125%
Pre-Incentive Fee net investment income
(investment income – (Management Fee + other expenses)) = 2.00%
Incentive Fee = 100% × pre-Incentive Fee net investment income, subject to the "catch-up"[4]
= 100%× (1.75% – 2.00%)
= 0.25%

Alternative 3:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%
Hurdle rate[1] = 1.75%
Management Fee[2] = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.)[3] = 0.3125%
Pre-Incentive Fee net investment income
(investment income – (Management Fee + other expenses)) = 2.75%
Incentive fee = 15% × pre-Incentive Fee net investment income, subject to "catch-up"[4]
Incentive fee = 100% × "catch-up" + (15% × (pre-Incentive Fee net investment income – 2.0588%))

Catch-up = 2.0588% – 1.75%
= 0.3088%
Incentive Fee = (100% × 0.3088%) + (15% × (2.75% – 2.0588%))
= 0.3088% + (15% × 0.6912%)
= 0.3088%+ 0.1037%
= 0.4125%

---

[*] The hypothetical amount of pre-Incentive Fee net investment income shown is based on a percentage of total net assets.
[1] Represents 7.0% annualized hurdle rate.
[2] Represents 1.75% annualized Management Fee.
[3] Excludes organizational and offering expenses.
[4] The "catch-up" provision is intended to provide our Adviser with an Incentive Fee of 15% on all of our pre-Incentive Fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.0588% in any calendar quarter.

Board Approval of the Investment Advisory Agreement

A discussion regarding the basis for our Board of Directors' approval of our Investment Advisory Agreement will be included in our first annual or semi-annual report filed subsequent to the effectiveness of the registration statement, of which this prospectus forms a part.

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Payment of Our Expenses

Except as otherwise provided in the Investment Advisory Agreement or in the Administration Agreement, the Adviser will be solely responsible for the compensation of its investment professionals and its allocable portion of the compensation of any personnel that provide it operational or administrative services, as well as the allocable portion of overhead expenses (including rent, office equipment and utilities) attributable thereto. ~~Pursuant~~**In addition, pursuant** to our Administration Agreement, our Administrator has agreed to provide or arrange for the provision of the facilities and administrative services necessary for us to operate in exchange for an amount equal to [~~1.50~~]**1.25**% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly, exclusive of ~~organizational and offering related expenses, insurance related expenses, registration fees, taxes, advisory fees~~ ~~payable under our Investment Advisory Agreement, interest payments, fees and expenses~~ ~~incurred in connection with leverage arrangements and independent director fees,~~**certain expenses set forth below,** will reduce the amount payable to our Administrator under our Administration Agreement. We will **continue to** bear all ~~other~~**fees,** costs and expenses ~~that are incurred in~~**of** our operation~~, administration and transactions and not specifically assumed~~ ~~by the Administrator pursuant to the Administration Agreement.~~ ~~Costs and expenses~~ ~~to be borne by us include, but are not limited~~**relating** to:

- ~~the cost of~~ our organization;

- ~~fees and expenses incurred in connection with~~ any offering of our securities, including any underwriting discounts or commissions and any related legal or accounting fees and expenses;

- ~~fees and expenses incurred in connection with obtaining~~**the establishment or operation of** any credit facility or other leverage **utilized by us**;

- interest payable on debt, if any, incurred ~~to finance~~ our ~~Investments~~**by us**;

- sales and purchases of our common stock and other securities**, including in connection with any tender offers or repurchase offers relating thereto**;

- **any material acquisition, merger, consolidation, reorganization, asset sale or other business combination involving us;**

- ~~investment advisory and management fees~~**any special meeting of our stockholders**;

- **Management Fees, Incentive Fees and related expenses payable under the Investment Advisory Agreement;**

- administration fees payable under the Administration Agreement;

- federal and state registration fees;

- federal, state and local taxes;

- independent directors' fees and expenses;

- our allocable portion of ~~the~~**any** fidelity bond, directors and officers / errors and omissions liability insurance~~,~~ and any other insurance premiums;

- ~~all other expenses incurred by us or the Adviser in connection with making Investments, overseeing administrators, and administering our business not otherwise expressly payable by the Adviser pursuant to the Administration Agreement or the Investment Advisory Agreement.~~

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- **the acquisition or disposition of Investments, including any brokerage fees or commissions and any legal, accounting or due diligence fees or expenses relating thereto; and**

- **any extraordinary expenses, not otherwise incurred by or on behalf of us in the ordinary course of business.**

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not "interested persons" as defined in the 1940 Act. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may also be terminated by either party without penalty on 60 days' written notice to the other. See "Risk Factors—Risks Related to Our Business and Structure—Our ability to achieve our investment objective depends on our Adviser's ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed." Our investment adviser can resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

~~Limitations~~Limitation of Liability and Indemnification

The Adviser and its affiliates (each, an "Indemnitee") are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee's gross negligence, knowing and willful misconduct, fraud or reckless disregard in the performance of its duties, or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Company who is not an affiliate of such Indemnitee; *provided* that such person was selected, engaged or retained without gross negligence, willful misconduct or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee's gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action; *provided* that the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

Organization of Our Adviser

Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our Adviser is YieldStreet Management, LLC, 597 Fifth Avenue, 6th Floor, New York, New York 10017.

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ADMINISTRATION AGREEMENT

We have also entered into an Administration Agreement with the Administrator under which the Administrator, among other things, provides (or oversees, or arranges for, the provision of) the administrative services and facilities necessary for us to operate. For providing these facilities and services to us, we have agreed to pay our Administrator an amount equal to [~~1.50~~]**1.25**% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. **Administrative fees for any partial month or quarter will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant month or quarter.**

Any administrative or operating expenses **that** we may incur directly~~, exclusive of organizational and offering related expenses, insurance related expenses, registration fees, taxes, advisory~~ fees ~~payable under our Investment Advisory Agreement, interest payments, fees and expenses incurred in connection with leverage arrangements and independent director~~ **and that relate to facilities or administrative services to be provided** by **the Administrator under the Administration Agreement, exclusive of certain expenses set forth below, will be offset against any administrative fees otherwise payable to the Administrator under** the Administration **Agreement. We will continue to bear all fees, costs** and expenses of our operation relating to:

- **our organization;**

- **any offering of our securities, including any underwriting discounts or commissions and any related legal or accounting** fees and expenses;

- **the establishment or operation of any credit facility or other leverage utilized by us;**

- **interest payable on debt, if any, incurred by us;**

- **sales and purchases** of our common stock and other securities, including in connection with any **tender offers or repurchase offers relating thereto;**

- **any material acquisition, merger, consolidation, reorganization, asset sale or other business combination involving us;**

- **any special meeting** of our stockholders;

- **Management Fees, Incentive Fees and related expenses payable under the Investment Advisory Agreement;**

- **administration** fees~~, will reduce the amount~~ payable ~~to our Administrator~~ under ~~our~~**the** Administration Agreement~~.~~**;**

- **federal and state registration fees;**

- **federal, state and local taxes;**

- **independent directors'** fees and expenses;

- **our allocable portion of any fidelity bond, directors and officers / errors and omissions liability insurance and any other insurance premiums;**

- **the acquisition or disposition of Investments, including any brokerage fees or commissions and any legal, accounting or due diligence fees or expenses relating thereto; and**

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- **any extraordinary expenses, not otherwise incurred by or on behalf of us in the ordinary course of business.**

Under the Administration Agreement, among other services and items provided, the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. The Administrator also performs, arranges, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, the Administrator assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.

The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party. The Administrator is our Adviser.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it**the Administrator** are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator's services under the Administration Agreement or otherwise as our administrator.

DISTRIBUTION REINVESTMENT PLAN

Subject to our Board of Directors' discretion and applicable legal restrictions, **our Board of Directors expects to authorize, and** we intend to ~~authorize and~~ declare **and pay** ordinary cash distributions on a quarterly ~~basis and pay such distributions on a quarterly~~ basis beginning no later than the first full calendar quarter after the minimum offering requirement is met. We intend to adopt an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient's home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan, you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions. During this offering, we generally intend to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 100% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares offered pursuant to this prospectus. No commissions or fees will be assessed pursuant to our distribution reinvestment plan. You will be subject to income tax on the amount of any dividends you receive, even if you participate in our distribution reinvestment plan and do not receive such dividends in the form of cash.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares by notifying the reinvestment agent, and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may "opt in" to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan and determine the number of shares we will issue to you as follows:

- To the extent our shares are not listed on a national stock exchange or quoted on an over-the-counter market or a national market system (collectively, an "Exchange"):
    - during any period when we are making a "best-efforts" public offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to 100% of the price that the shares are sold in the offering at the closing immediately following the distribution payment date; and
    - during any period when we are not making a "best-efforts" offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net asset value as determined by our Board of Directors.
- To the extent our shares are listed on an Exchange, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by the market price per share of our shares at the close of regular trading on such Exchange on the valuation date fixed by the Board of Directors for such distribution.

There will be no sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent's fees under the plan.

If you receive your ordinary cash distributions in the form of shares, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of shares received in a distribution from us will be equal to the total

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law ~~(the "MGCL")~~ and ~~on~~ our ~~certificate of incorporation~~**charter** and bylaws. This summary is not necessarily complete, and we refer you to the ~~MGCL~~**Maryland General Corporation Law** and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, all of which are initially designated as common stock. There are no outstanding options or warrants to purchase our common stock. No common stock has been authorized for issuance under any equity compensation plans. Our fiscal year-end is December 31. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Under ~~the terms of~~ our charter, our **Board of Directors is** authorized ~~stock consists of 500 million shares of common stock, par value $0.001 per share, and no~~ shares of ~~preferred~~ ~~stock, par value $0.001 per share~~**to classify and reclassify any unissued stock into other classes or series of stock without obtaining stockholder approval**. As permitted by the ~~MGCL~~**Maryland General Corporation Law**, our charter provides that a majority of ~~the~~**our** entire Board **of Directors**, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Set forth below is a chart describing the classes of our stock to be outstanding as to the date we commence this offering:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	500,000,000	—	—

Our charter also provides that the Board of Directors may classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our stock, and we can offer no assurances that a market for our stock will develop in the future. Unless the Board of Directors determines otherwise, we will issue all shares of our stock in uncertificated form.

~~None of our shares of common stock are subject to further calls or to assessments, sinking fund provisions, obligations or potential liabilities associated with ownership of the security (not including investment risks).~~

Common Stock

Under the terms of the charter, all shares of common stock have equal rights as to dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and other distributions may be paid to our stockholders if, as and when authorized by the Board of Directors and declared by us out of funds legally available therefor. Shares of common stock have no preemptive, exchange, conversion or redemption rights and stockholders generally have no appraisal rights.

Provided that you comply with certain conditions to transfer set forth in the subscription agreement, including that the recipient has an existing YieldStreet Wallet, shares of common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract ~~and except that, in order to avoid the possibility that our assets could be treated as "plan assets," we may require any person proposing to acquire shares of common stock to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a controlling person, restrict or prohibit transfers of shares of such stock or redeem any outstanding shares of stock for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Directors~~. In the event of ~~a~~**our** liquidation, dissolution or winding up, each share of **our** common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay**,** or otherwise provide for**,** all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. ~~Subject to the rights of holders of any other class or series of stock, each~~**Each** share of **our** common stock is entitled to one vote on all matters submitted to a vote of ~~our~~ stockholders, including the election of directors~~, and the stockholders~~**. Except as provided with respect to any other class or series of stock, the holders of our common stock** will possess ~~the~~ exclusive voting power. There ~~will be~~**is** no cumulative voting in the election of directors~~. Cumulative voting entitles a stockholder to as many votes as equals the number of votes which such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected and allows a stockholder to cast a portion or all of the stockholder's votes for one or more candidates for seats on the Board of Directors. Without cumulative voting, a minority stockholder may not be able to elect as many directors as the stockholder would be able to elect if cumulative voting were permitted and the~~**, which means that** holders of a majority of the outstanding shares of common stock can elect all of ~~the~~**our** directors ~~then standing for election~~**,** and ~~the~~ holders of ~~the remaining shares~~**less than a majority of such common stock** will ~~not~~ be ~~able~~**unable** to elect any ~~directors. Subject to the special rights of the holders of any class or series of preferred stock to elect directors, each director will be elected by a majority of the votes~~ cast ~~with respect to such director's election, except in the case of a "contested election" (as defined in our bylaws), in which directors will be elected by a plurality of the votes cast in the contested election of directors.~~**director.**

Preferred Stock

Under the terms of our charter, the Board of Directors may authorize us to issue shares of preferred stock in one or more classes or series, without stockholder approval, to the extent permitted by the 1940 Act. The Board of Directors has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock. We do not currently anticipate issuing preferred stock in the near future. In the event we issue preferred stock, we will make any required disclosure to stockholders. We will not offer preferred stock to the Adviser or our affiliates except on the same terms as offered to all other stockholders.

Preferred stock could be issued with terms that would adversely affect our **common** stockholders. Preferred stock could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred stock must be approved by a majority of the independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or (b) active and deliberate dishonesty ~~that is~~ established by a final judgment and **that** is material to the cause of action. Our charter contains **such** a provision ~~that~~**which** eliminates directors' and officers' liability **to the maximum extent permitted by Maryland law**, subject to the ~~limitations of Maryland law and the~~ requirements of the 1940 Act.

Our charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the Company or any individual who, while a director or officer of the Company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.

In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which ~~our charter~~**ours** does not) to indemnify a director or officer who has been successful, **on the merits or otherwise,** in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity ~~against reasonable expenses actually incurred in the proceeding in which the director or officer was successful~~. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to **or in** which they may be made, or threatened to be made, a party **or witness** by reason of their service in those or other capacities unless it is established that (~~1~~**a**) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (~~a~~**1**) was committed in bad faith or (~~b~~**2**) was the result of active and deliberate dishonesty~~;~~**,** (~~2~~**b**) the director or officer actually received an improper personal benefit in money, property or services~~;~~ or (~~3~~**c**) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation ~~also~~ may not indemnify **a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification** for an adverse judgment in a suit by ~~or on behalf of~~ the corporation **or in its right,** or for a judgment of liability on the basis that a personal benefit was improperly received, ~~unless in either case a court orders indemnification, and then only for~~**is limited to** expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

~~Our charter obligates us, subject to the limitations of Maryland law and the requirements of the 1940 Act, to indemnify (1) any present or former director or officer; (2) any individual who, while a director or officer and at the Company's request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; or (3) the Adviser or any of its affiliates acting as an agent for the Company, from and against any claim or liability to which the person or entity may become subject or may incur by reason of such~~

person's service in that capacity, and to pay or reimburse such person's reasonable expenses as incurred in advance of final disposition of a proceeding. These indemnification rights vest immediately upon an individual's election as a director or officer.

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements provide our directors and officers the maximum indemnification and advance of expenses permitted under Maryland law and the 1940 Act.
In accordance with the 1940 Act, the Company will not indemnify any person for any liability to the extent that such person would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his, her or its office.

Following completion of this offering, we intend to purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

Notwithstanding the foregoing, and in accordance with the NASAA Omnibus Guidelines, at any time following a continuous public offering of common stock through the independent broker dealer network (a "Non-Listed Offering"), our charter prohibits us from holding harmless a director, the Adviser or any affiliate of the Adviser for any loss or liability suffered by the Company, or indemnifying such persons for any loss or liability by him, her or it, unless each of the following conditions are met: (1) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in the Company's best interest; (2) the party seeking indemnification was acting or performing services on the Company's behalf; (3) such liability or loss was not the result of (a) negligence or misconduct, in the case that the party seeking indemnification is the Adviser or any of its affiliates or an officer of the Company, or (b) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director (and not also an officer of us, the Adviser or any of its affiliates); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders. Our charter provides that this provision does not apply to any dealer manager.

Our charter further provides that, following a Non-Listed Offering, we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the party seeking indemnification; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (3) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Our charter provides that, following a Non-Listed Offering, we may pay or reimburse reasonable legal expenses and other costs incurred by a director, the Adviser or any affiliate of the Adviser in advance of final disposition of a proceeding only if all of the following are satisfied: (1) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (2) such party provides us with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification by us; (3) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (4) such party provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such party did not comply with the requisite standard of conduct and is not entitled to indemnification. Our charter provides that this provision does not apply to any dealer manager.

Certain Provisions of the Maryland General Corporation Law and CertainOur Charter and Bylaws Provisions; Anti-Takeover Measures

The Maryland law contains,**General Corporation Law** and our charter and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests

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of stockholders~~of Directors~~. We believe, ~~however,~~ that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the ~~Board of Directors'~~ ~~ability to negotiate~~**negotiation of** such proposals may improve their terms.

~~Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the corporation's board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, our charter provides for approval of these actions by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter.~~

~~Subject to certain exceptions provided in our charter, the affirmative vote of at least 75% of the votes entitled to be cast thereon, with the holders of each class or series of our stock voting as a separate class, in addition to the affirmative vote of at least 75% of the members of the Board of Directors, will be necessary to effect any of the following actions:~~

- ~~amendment to the charter to make the common stock a "redeemable security" or to convert us from a "closed-end company" to an "open-end company" (as such terms are defined in the 1940 Act);~~

- ~~any precatory stockholder proposal as to specific investment decisions made or to be made with respect to our assets;~~

- ~~following a Non-Listed Offering, any proposal as to the voluntary liquidation or dissolution of the Company or any amendment to the charter to terminate our existence; or~~

- ~~following a Non-Listed Offering, any merger, consolidation or statutory share exchange of us with or into any other person.~~

~~However, if the proposal, transaction or business combination is approved by at least 75% of our continuing directors, the proposal, transaction or business combination may be approved only by the Board of Directors and, if necessary, the stockholders as otherwise would be required by applicable law, the charter and bylaws and, following a Non-Listed Offering, the NASAA Omnibus Guidelines, without regard to the supermajority approval requirements discussed above. A "continuing director" is defined in the charter as a director who (i) is not an interested party (meaning a person who has or proposes to enter into a business combination with us or owns more than 5% of any class of our stock) or an affiliate or an associate of an interested party and who has been a member of the Board of Directors for a period of at least 24 months (or since we commenced operations, if that period is less than 24 months); or (ii) is a successor of a continuing director who is not an interested party or an affiliate or an associate of an interested party and is recommended to succeed a continuing director by a majority of the continuing directors then in office or is nominated for election by the stockholders by a majority of the continuing directors then in office; or (iii) is elected to the Board of Directors to be a continuing director by a majority of the continuing directors then in office and who is not an interested party or an affiliate or associate of an interested party.~~

~~Our charter also provides that the Board of Directors is divided into three classes, as nearly equal in size as practicable, with each class of directors serving for a staggered three-year term. Additionally, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed at any time, but only for cause (as such term is defined in the charter) and only by the affirmative vote of stockholders entitled to cast at least 75% of the votes entitled to be cast generally in the election of directors, voting as a single class. The charter and bylaws also provide that, except as provided otherwise by applicable law, including the 1940 Act and subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any vacancy on the Board of Directors, except, until such time as we have three independent directors, for vacancies resulting from the removal of a director by the stockholders, and any newly created directorship resulting from an increase in the size of the Board of Directors, may only be filled by vote of the directors then in office, even if less than a quorum. In addition, the charter provides that, subject to any rights~~

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of holders of one or more classes or series of stock to elect or remove one or more directors, the total number of directors will be fixed from time to time exclusively pursuant to resolutions adopted by the Board of Directors.

The classification of the Board of Directors and the limitations on removal of directors described above as well as the limitations on stockholders' right to fill vacancies and newly created directorships and to fix the size of the Board of Directors could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring or attempting to acquire us.

Maryland law and our charter and bylaws also provide that:

Election of Directors; Term

- any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting or by unanimous consent in lieu of a meeting;

- special meetings of the stockholders may only be called by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer, and must be called by the Secretary upon the written request of stockholders who are entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting; and

- from and after the initial closing, any stockholder nomination or business proposal to be properly brought before a meeting of stockholders must have been made in compliance with certain advance notice and informational requirements.

As permitted by the Maryland General Corporation Law, our bylaws provide that we are not required to hold an annual meeting of stockholders in any year in which the election of directors is not required to be acted on under the 1940 Act. Accordingly, we will not hold an annual meeting of stockholders each year and directors will be elected to serve an indefinite term between annual meetings of stockholders. Our bylaws provide that a director is elected by a plurality of all the votes cast at a meeting of stockholders at which a quorum is present. Pursuant to our charter, the Board of Directors may amend the bylaws from time to time to alter the vote required to elect a director.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than the minimum number required by the Maryland General Corporation Law nor more than eleven. Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority of the entire Board of Directors. Any director elected to fill a vacancy will serve an indefinite term until the next annual meeting of stockholders and until a successor is elected and qualifies.

Our charter provides that, subject to the rights of holders of preferred stock, a director may be removed only for cause, as defined below, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For the purposes of removal of directors, "cause" shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Company through bad faith or active deliberate dishonesty.

Our charter also provides that any tender offer made by any person, including any "mini-tender" offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. Our charter prohibits any stockholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such stockholder has first offered such

shares of stock to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror's noncompliance.

Action by Stockholders

Under the Maryland General Corporation Law, unless a corporation's charter provides otherwise (which our charter does not), stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

These provisions could delay or hinder stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent. The provisions of our charter requiring that the directors may be removed only for cause and only by the affirmative vote of at least 75% of the votes entitled to be cast generally in the election of directors will also prevent stockholders from removing incumbent directors except for cause and upon a substantial affirmative vote. In addition, although the advance notice and information requirements in our bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or business proposals that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Under the MGCL, a Maryland corporation generally cannot amend its charter unless the amendment is declared advisable by the corporation's board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, our charter provides for approval of charter amendments by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. The Board of Directors, by vote of a majority of the members of the Board of Directors, has the exclusive power to adopt, alter, amend or repeal our bylaws. Our charter provides that any amendment to the following provisions of our charter, among others, will require, in addition to any other vote required by applicable law or our charter, the affirmative vote of stockholders entitled to cast at least 75% of the votes entitled to be cast thereon, with the holders of each class or series of our stock voting as a separate class, in addition to the affirmative vote of at least 75% of the members of the Board of Directors, unless 75% of the continuing directors approve the amendment, in which case such amendment must be approved as would otherwise be required by applicable law, our charter and bylaws, and, following a Non-Listed Offering, the NASAA Omnibus Guidelines:

- the provisions regarding the classification of the Board of Directors;

- the provisions governing the removal of directors;

- the provisions limiting stockholder action by written consent;

- the provisions regarding the number of directors on the Board of Directors;

- the provisions specifying the vote required to approve extraordinary actions and amend the charter and the Board of Directors' exclusive power to amend our bylaws;

- the limitations of directors' and officers' liability for money damages and the requirement that we indemnify its directors and officers as described above; and

- the provisions imposing additional voting requirements on certain business combinations and other actions.

Following a Non-Listed Offering, without the approval of stockholders entitled to cast a majority of the votes entitled to be cast on the matter, we may not permit the Adviser to:

- amend the charter, except for amendments that would not adversely affect the interests of stockholders;

- except as permitted in the Investment Advisory Agreement, voluntarily withdraw as investment adviser, unless such withdrawal would not affect our tax status and would not materially adversely affect the stockholders;

- appoint a new investment adviser other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law;

- sell all or substantially all of our assets other than in the ordinary course of our business or as otherwise permitted by law; and

- cause a merger or any other reorganization of us except as permitted by law.

Our charter prohibits the Adviser from, following a Non-Listed Offering: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, the Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; *provided, however*, that the Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing common stock.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals**persons** for election as directors**to our Board of Directors** and the proposal of business to be considered by stockholders may be made only (a**1**) pursuant to the**our** notice of the meeting, (b**2**) by or at the direction of the**our** Board of Directors or (c**3**) by a stockholder who is a**was a** stockholder of record at the record date set by the**our** Board of Directors for **the purpose of** determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by**as provided for in** our bylaws and at the time of the meeting **(and any postponement or adjournment thereof)**, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in the**our** notice of the meeting may be brought before the meeting. Nominations of individuals**persons** for election as directors**to the Board of Directors** at a special meeting at which directors are to be elected may be made only (a**1**) by or at the direction of the**discretion of our** Board of Directors or (b**2**) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is**was** a stockholder of record at the record date set by the**our** Board of Directors for **the purpose of** determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by**as provided for in** our bylaws and at the time of the meeting **(and any postponement or adjournment thereof)**, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford the**our** Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the**our** Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give the**our** Board of Directors any power to disapprove stockholder nominations for the election of directors or

proposals recommending certain action, ~~the advance notice and information requirements~~**they** may have the effect of precluding **a contest for the** election ~~contests~~**of directors** or the consideration of stockholder proposals if proper procedures are not followed ~~and~~**. They may also have the effect** of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the Company upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert to another form of entity, transfer all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, if such action is declared advisable by the Board of Directors.

However, our charter provides that approval of the following matters requires the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter:

- **Any amendment to our charter to make the shares of stock a "redeemable security" or any other proposal to convert the Company, whether by merger or otherwise, from a "closed-end company" to an "open-end company" (as defined in the 1940 Act);**

- **The liquidation or dissolution of the Company and any amendment to our charter to effect any such liquidation or dissolution;**

- **Any amendment to, or any amendment inconsistent with our charter provisions for the number and election of directors, extraordinary actions, removal of directors, right to amend our bylaws, right to amend our charter or approval of certain extraordinary actions and charter amendments;**

- **Any merger, consolidation, conversion, share exchange or sale or exchange of all or substantially all of the assets of the Company that the Maryland General Corporation Law requires be approved by stockholders of the Company; and**

- **Any transaction between the Company and a person, or group of persons acting together (including, without limitation, a "group" for purposes of Section 13(d) of the Exchange Act, or any successor provision), that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly, other than solely by virtue of a revocable proxy, of one-tenth or more of the voting power in the election of directors generally, or any person controlling, controlled by or under common control with any such person or member of such group.**

However, if such amendment, proposal or transaction is approved by a two-thirds of our continuing directors (in addition to approval by our Board of Directors), such amendment, proposal or transaction may be approved by a majority of the votes entitled to be cast on such a matter; and provided further, that, with

respect to any transaction referred to in the fourth and fifth bullet points above, if such transaction is approved by two-thirds of our continuing directors, no stockholder approval is required unless required by the Maryland General Corporation Law or another provision of our charter or bylaws. The "continuing directors" are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our continuing directors then on our Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that our Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

As permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our entire Board of Directors determines that such rights shall apply. For certain extraordinary transactions, the MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless the Board of Directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

Certain provisions of the MGCL provide that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, which is referred to as the Control Share Acquisition Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

- one tenth or more but less than one third;

- one third or more but less than a majority; or

- a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence

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of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholder meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will adopt a resolution and we will amend our bylaws to be subject to the Control Share Acquisition Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the corporation's board of directors approves in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination generally must be recommended by the corporation's board of directors and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of Voting Stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of Voting Stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if holders of the corporation's common stock receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute provides various exemptions from its provisions, including for business combinations that are exempted by the corporation's board of directors before the time that the interested stockholder becomes an interested stockholder. The Board of Directors has adopted a resolution exempting from the requirements of the statute any business combination between us and any other person, *provided* that such business combination is first approved by the Board of Directors (including a majority of the directors who are not "interested persons" within the meaning of the 1940 Act). This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board of

Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Restrictions on Roll-Up Transactions

Following a Non-Listed Offering, in connection with a proposed "roll up transaction," which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of its properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. Following a Non-Listed Offering, our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with the proposed roll up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

Following a Non-Listed Offering, in connection with a proposed roll up transaction, the person sponsoring the roll up transaction must offer to the stockholders who vote against the proposal a choice of:

- accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll up transaction; or

- one of the following:

    - remaining as stockholders and preserving their interests in us on the same terms and conditions as existed previously; or

    - receiving cash in an amount equal to their *pro rata* share of the appraised value of our net assets.

Following a Non-Listed Offering, we are prohibited from participating in any proposed roll up transaction:

- which would result in stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter including rights with respect to the election and removal of directors, annual and special meetings, amendments to our charter and our dissolution;

- which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares of common stock by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll up transaction on the basis of the number of shares held by that investor;

- in which stockholders' rights to access to records of the entity that would be created or would survive after the successful completion of the roll up transaction will be less than those provided in our charter; or

- in which we would bear any of the costs of the roll-up transaction if the stockholders reject the roll-up transaction.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any **Internal Corporate Claim, as defined by the Maryland General Corporation Law, (b) any** derivative action or proceeding brought on our behalf, (~~b~~**c**) any action asserting a claim of breach of any duty owed by any of our directors ~~or~~**,** officers or ~~other~~ employees to us or to our stockholders, (~~c~~**d**) any action asserting a claim against us or any of our directors ~~or~~**,** officers or ~~other~~ employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws or (~~d~~**e**) any action asserting a claim against us or any of our directors ~~or~~**,** officers or ~~other~~ employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division. By accepting shares of our common stock in connection with this offering, you are agreeing to be bound by these provisions. **This provision does not cover claims made by stockholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder.**

While the applicability of forum selection clauses to claims brought under federal securities law may be subject to challenge, including pursuant to Section 44 under the 1940 Act which generally provides that federal courts shall have exclusive jurisdiction for any suits or actions brought to enforce any liability or duty created under the 1940 Act, the forum selection clause included in our bylaws will likely make it more difficult for a stockholder to successfully pursue litigation against us or those covered by our forum selection clause in another jurisdiction, including one that may be more favorable to such stockholder.

Conflict with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the ~~MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act~~**Maryland General Corporation Law** or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

General

We are offering up to [**50,000,000**] shares ~~of our common stock (our "shares")~~ in this offering at an initial offering price of $10 per share. This offering is being made directly by us, and we have not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered pursuant to this prospectus. The minimum permitted subscription amount will initially be $[10,000] of our shares, although we may waive or increase or decrease this minimum subscription purchase amount from time to time in our discretion. We will not sell any shares unless we raise gross offering proceeds of at least $[25] million, by one year from the date of this prospectus, which we refer to as the minimum offering requirement. Pending satisfaction of this condition, your subscription payment will be placed into an account in your name at Evolve Bank, an FDIC insured bank (or any successor to Evolve Bank we may contract with), pending release to us. Funds submitted into the YieldStreet Wallet will earn interest at the prevailing interest rate provided for therein, which, as of the date of this prospectus, is [2]%. We will withdraw your subscription payment held in your YieldStreet Wallet upon acceptance of your subscription. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

We are offering our shares on a continuous basis at an initial offering price of $10 per share. To the extent that our net asset value per share increases above the offering price then the offering price per share will require an upward adjustment. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

In connection with closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, we expect that our Board of Directors will delegate to one or more of its members the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value. We will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our stockholders.

We are offering our shares on a continuous basis at an initial offering price of $10 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share that is below our then current net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares.

In addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current offering price and (ii) our Board of Directors ~~believes~~**determines** that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new offering price that is not more than 2.5% above our net asset value per share plus organizational and offering expenses. If, instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of

organizational and offering expenses, which represents a premium to the net asset value per share of greater than 2.5%.

We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. We may elect to conduct additional offerings subsequent to completion of the offering to which this prospectus relates.

To purchase shares in this offering, you must establish an account through the YieldStreet Investment Portal and complete and execute a subscription agreement (a form of which is attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount. To the extent you do not already have one, you must also have a YieldStreet Wallet. Subscription payments may be made from funds already available in your YieldStreet Wallet at the time the subscription is submitted to us or may be deposited by you into your YieldStreet Wallet at the time of subscription via ACH debit from another account maintained by you. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, the full amount of your subscription payment will remain deposited in your YieldStreet Wallet. See "Prospectus Summary—How to Subscribe."

An approved trustee must process and forward to us any subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Pending meeting the minimum offering requirement, your subscription payment will be placed into an account in your name at Evolve Bank, an FDIC insured bank (or any successor to Evolve Bank we may contract with), pending release to us. We will withdraw your subscription payment held in your YieldStreet Wallet upon acceptance of your subscription. You should be aware that you may not withdraw subscription payments from your YieldStreet Wallet once you have submitted your subscription (even before we accept the subscription), unless we reject your subscription. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly release our hold on your subscription payment held in your YieldStreet Wallet (including interest), and we will stop offering shares. We will not deduct any fees or expenses from such subscription payments if we fail to meet the minimum offering requirement.

Our executive officers and directors and their immediate family members, as well as officers and personnel of our Adviser and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our Board of Directors, joint venture partners, consultants and other service providers, may purchase our shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. ~~Except for certain share ownership and transfer restrictions contained in our charter, there~~**There** is no limit on the number of our shares that may be sold to such persons.

Transfer on Death Designation

You have the option of placing a transfer on death, or "TOD," designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the state of Louisiana. If you would like to place a TOD designation on your shares, you must do so through your account on the YieldStreet Investment Portal.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

- investor sales promotion brochures;
- cover letters transmitting this prospectus;

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LIQUIDITY STRATEGY

We intend to pursue a liquidity event for our stockholders within three years following completion of this offering. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things:

- the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation;

- a listing of our shares on a national securities exchange;

- a merger or another transaction approved by our Board of Directors **and, if required by applicable law, our stockholders,** in which our stockholders will receive cash or shares of a publicly traded company; or

- the establishment of an active trading market for our shares through an affiliated or third-party broker dealer, or otherwise.

We refer to the aforementioned scenarios as "liquidity events." While our intention is to pursue a liquidity event within three years following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require stockholder approval, and there can be no assurance that a suitable transaction or structure will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all. In making a determination of what type of liquidity event is in the~~the~~**our** best ~~interest of our stockholders~~**interests**, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

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SHARE REPURCHASE PROGRAM

Our securities are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to a liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors**, in its sole discretion,** unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests ~~or in the best interests of our stockholders,~~ or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Exchange Act and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials delivered to each stockholder and is not being made through this prospectus.

Our Board of Directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

- the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
- the liquidity of our assets (including fees and costs associated with disposing of assets);
- our investment plans and working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares or portions thereof; and
- the condition of the securities markets.

We will limit the number of shares to be repurchased in any calendar year to [20]% of the weighted average number of shares outstanding in the prior calendar year, or [5]% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan. We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock most recently disclosed in a periodic filing with the SEC immediately prior to the date of repurchase.

If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or ~~we determine~~ **our Board of Directors determines** not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

Our Board of Directors will require that we repurchase shares or portions thereof from you pursuant to written offers only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions for repurchase of shares from our stockholders.

When our Board of Directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any repurchase offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the repurchase offer. In the materials that we will send to our stockholders, we will include the date that the repurchase offer will expire. All tenders must be received prior to the expiration of the repurchase offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the repurchase offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the repurchase offer period by a minimum of an additional ten business days.

In order to submit shares to be repurchased, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the repurchase offer, stockholders may withdraw their submissions by sending a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the repurchase offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction, including laws that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

While we intend to conduct quarterly repurchase offers as described above, we are not required to do so and **our Board of Directors** may suspend or terminate the share repurchase program at any time.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may submit shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not submit its shares for repurchase as long as our Adviser remains our investment adviser.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by [   ]. The address of the custodian is: [   ]. [   ]**DST Systems, Inc.** will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is [~~   ~~], ~~telephone number: [   ]~~**430 W.7th Street, Kansas City, Missouri 64105**.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Schulte Roth & Zabel LLP and [~~   ~~]**Venable LLP**.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[   ], is the independent registered public accounting firm of the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus, including a SAI. The SAI, as it may be amended from time to time, is incorporated by reference herein to this prospectus. For your reference, the SAI discusses the following topics:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
REGULATION
BROKERAGE ALLOCATION AND OTHER PRACTICES
FINANCIAL STATEMENTS

We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at *www.sec.gov*. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. This information will also be available free of charge by contacting us at 597 Fifth Avenue, 6th Floor, New York, New York, 10017, or by telephone at (844) 943-5378, or by emailing us at investments@yieldstreet.com. You may also access this information through the YieldStreet Investment Portal. This information should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

We will provide prospectuses, prospectus supplements, periodic reports and other information ("documents") to you electronically, unless you request to receive documents in paper form by mail. You may indicate on your subscription agreement, or by sending us instructions in writing in a form acceptable to us, your desire to receive such documents in paper form. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available through the YieldStreet Investment Portal. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will send you a paper copy of all

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Up to [50,000,000]

Shares of Common Stock

of

YieldStreet Multi-Asset Fund Inc.

(Add)



PROSPECTUS

[   ], [   ]

STATEMENT OF ADDITIONAL INFORMATION

Preliminary Statement of Additional Information

Subject to Completion, dated ~~December 21, 2018~~[   ]

YIELDSTREET MULTI-ASSET FUND INC.

STATEMENT OF ADDITIONAL INFORMATION   **, [   ]**

This STATEMENT OF ADDITIONAL INFORMATION, or SAI, is NOT A PROSPECTUS and should only be read in conjunction with our prospectus, dated [_____] , [   ], relating to this offering and any accompanying prospectus supplement. A copy of the prospectus and any accompanying prospectus supplement may be obtained, without charge, by calling us at (844) 943-5378, or by emailing us at investments@yieldstreet.com.

Our prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, or the SEC. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549, or via the SEC's website at *www.sec.gov*, at no charge.

We are a newly-formed entity and therefore have no operating history to report. We have not operated under any other name or conducted other business activity.

Unless otherwise noted, the terms "we," "us," "our," and "YieldStreet Multi-Asset Fund Inc." refer to YieldStreet Multi-Asset Fund Inc. Terms not defined herein have the same meaning as given to them in the prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with our Adviser. Pursuant to the Investment Advisory Agreement, we will pay our Adviser a Management Fee **and an Incentive Fee**. See "Investment Advisory Agreement" in the prospectus for a description of how the fees payable to our Adviser will be determined.

We have also entered into an Administration Agreement with the Administrator under which the Administrator, among other things, provides (or oversees, or arranges for, the provision of) the administrative services and facilities necessary for us to operate. For providing these facilities and services to us, we have agreed to pay our Administrator an amount equal to [1.50]**1.25**% per annum of the average of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters, payable quarterly in arrears. Any administrative or operating expenses we may incur directly, **and that relate to facilities or administrative services to be provided by the Administrator under the Administration Agreement,** exclusive of organizational and offering-related expenses, insurance-related expenses, registration fees, taxes, advisory fees payable under our Investment Advisory Agreement, **administrative fees payable under our Administration agreement,** interest payments, fees and expenses incurred in connection with leverage arrangements ~~and~~**,** independent director fees**, expenses relating to a material acquisition or merger or a business combination involving us, a special meeting of our stockholders, the acquisition or disposition of investments and sales and purchases of our common stock, and certain extraordinary expenses**, will reduce the amount payable to our Administrator under our Administration Agreement. Under the Administration Agreement, among other services and items provided, the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. The Administrator also serves as our Adviser. See "Administration Agreement" in the prospectus for a description of the Administrator.

Certain of the executive officers, directors and finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other YieldStreet entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of YieldStreet may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, our Adviser may grant equity interests in the Adviser to certain management personnel performing services for us.

Prior to the occurrence of a liquidity event, all transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

We **have** entered into a license agreement with ~~our Adviser~~**YieldStreet**, pursuant to which ~~our Adviser~~**YieldStreet has** agreed to grant us a nonexclusive, royalty free license to use the name "YieldStreet Multi-Asset Fund Inc." Under this agreement, we have a right to use such name for so long as our Adviser remains our investment adviser. Other than with respect to this limited license, we have no legal right to our name. This license agreement will remain in effect for so long as ~~the Investment Advisory Agreement with~~ our Adviser ~~is in effect~~**remains our investment adviser**.

Our Adviser is expected to fund offering costs and organization costs in the amount of approximately $[   ] as of [   ], [   ]. There will be no liability on our part for the offering or organization costs funded by our Adviser until we have met the minimum offering requirement. [At such time, our Adviser will be entitled to receive up to 5% of the gross proceeds raised from outside investors until all offering costs and organization costs funded by our Adviser or its affiliates have been recovered.]

Allocation of our Adviser's Time

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of the prospectus (unless otherwise indicated), information with respect to the beneficial ownership of our shares by:

- each person known to us to beneficially own more than 5% of the outstanding shares;

- each member of our Board of Directors and each executive officer; and

- all of the members of our Board of Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise specified, the address of each beneficial owner is 597 Fifth Avenue, 6th Floor, New York, New York 10017.

Name	Number of Shares	Type of Ownership	Percentage of class [1]
5% or Greater Stockholders:			
YieldStreet Management, LLC	10,000	Direct	[ ]
Interested Directors:			
Milind Mehere	—		—
Michael Weisz	—		—
Independent Directors:			
[ ]	—		—
[ ]	—		—
[ ]	—		—
Executive Officers:			
Jimmy Pandhi	—		—
Ivor Wolk	—		—
All officers and members of our Board of Directors as a group (persons)	—		—

(1) Assumes the issuance of approximately [   ] shares of common stock offered hereby. If the minimum offering amount is purchased, the percentage of class owned by YieldStreet Management, LLC will be [   ]. If the maximum offering amount is purchased, the percentage of class owned by YieldStreet Management, LLC will be [   ].

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capital may expose us to risks, including the typical risks associated with leverage" in the prospectus. We may, however, sell our common stock, or at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a registered closed-end management investment company, we will generally be limited in our ability to invest in any investment in which our Adviser or any of its affiliates currently has an investment or to make any co-investments with our Adviser or its affiliates without an exemptive order from the SEC, subject to certain exceptions.

We may borrow funds to make investments, although we do not intend to incur leverage until the proceeds of the initial closing of this offering are substantially invested in accordance with our investment objective. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

We will be periodically examined by the SEC for compliance with the 1940 Act.

As a registered closed-end management investment company, we will be subject to certain risks and uncertainties. See "Risk Factors—Risks Related to Our Business and Structure" in the prospectus.

Fundamental Investment Policies

The policies identified as fundamental in the paragraph below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.

As a matter of fundamental policy, we will not: (1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an "underwriter" of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public); (2) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio); (3) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or (4) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained). Furthermore, as a matter of fundamental policy, we may make loans and purchase or sell real estate and real estate mortgage loans, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

~~We do not have any~~**In addition, as a matter of** fundamental ~~policies with respect to the concentration of our investments in a particular~~**policy, we will not invest more than 25% of our total assets in the securities of companies or entities engaged in any one** industry**,** or group of industries**. However**, ~~and~~ we **may invest 25% or more of our total assets in securities of issuers engaged in related industries within a particular industry sector, such as the real estate, transportation or financial services sectors. The foregoing limitation also does not apply to investments in the** securities of the **U.S. Government, its agencies or instrumentalities. We** do not intend to operate as a diversified investment company under the 1940 Act. We may invest up to 100% of our assets in Investments, which may be acquired directly in privately negotiated transactions or in secondary market purchases. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions, up to the maximum percentage of our assets permitted by the 1940 Act and subject to our investment objective, to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained. We may borrow money or issue senior

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securities up to the maximum amount and maximum percentage of our assets permitted by the 1940 Act. See "—Senior Securities" below.

As a registered closed-end management investment company, we are subject to certain regulatory restrictions in making our investments. For example, **as noted above,** we generally will not be permitted to co-invest with certain entities affiliated with our Adviser, including other investment vehicles that comprise the YieldStreet Platform, in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. However, we are permitted to, and may co-invest in syndicated Investments and secondary loan market Investments where price is the only negotiated point. We intend to seek exemptive relief from the SEC to engage in co-investment transactions with our Adviser and/or its affiliates, including other investment vehicles that comprise the YieldStreet Platform. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, neither our Adviser nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates, including other investment vehicles that comprise the YieldStreet Platform, only in accordance with existing regulatory guidance.

Portfolio Turnover

It is our policy not to engage in trading for short-term profits, although portfolio turnover rate is not considered a limiting factor in the execution of our investment decisions. A high rate of portfolio turnover (100% or more) involves correspondingly greater transaction costs which must be borne by us and our stockholders.

Temporary Investments

Pending investment in Investments consistent with our investment objective and strategies described in this prospectus, our investments may consist of cash, cash-equivalents, U.S. government securities, money market funds, repurchase agreements, or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue one class of indebtedness and one class of stock senior to our common stock if our asset coverage with respect thereto, as defined in the 1940 Act, is at least equal to 300% immediately after such issuance of senior securities representing indebtedness, and 200% immediately after each issuance of senior securities which are stock. We are also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that our asset coverage with respect to our outstanding senior securities representing indebtedness is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See "Risk Factors—Risks Related to Debt Financing" in the prospectus.

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Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our Investments by making a written request for proxy voting information to: Chief Compliance Officer, YieldStreet Multi-Asset Fund Inc., 597 Fifth Avenue, 6th Floor, New York, New York 10017.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

- pursuant to Rule 30a-2 of the 1940 Act, our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports;

- pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

- pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PART C

OTHER INFORMATION

Item 25.   Financial Statements and Exhibits

(1)   Financial Statements

The following financial statements are presented in the statement of additional information:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of [ ]	F-3
Statement of Operations for the period from [ ] (inception) to [ ]	F-4
Statement of Changes in Net Assets for the period from [ ] (inception) to [ ]	F-5
Statement of Cash Flows for the period from [ ] (inception) to [ ]	F-6
Notes to Financial Statements	F-7

(2)   Exhibits

(a)   Form of Articles of Amendment and Restatement of the Company*

(b)   Amended and Restated Bylaws of the Company*

(d)   Form of Subscription Agreement (included in the prospectus as Appendix A and incorporated herein by reference) *

(e)   Form of Distribution Reinvestment Plan*

(g)   Form of Investment Advisory Agreement by and between the Company and YieldStreet Management, LLC*

(j)   Custodian Agreement*

(k)(1)   Form of Administration Agreement by and between the Company and the Administrator*

(k)(2)   Form of Trademark License Agreement by and between the Company and YieldStreet ~~Management, LLC~~**Inc.***

(l)   Opinion of ~~[   ]~~**Venable LLP**, as special Maryland counsel for the Company*

(n)(1)   Consent of ~~[   ]~~**Venable LLP**, as special Maryland counsel for the Company (incorporated by reference to Exhibit (l) hereto)

(n)(2)   Consent of Independent Registered Public Accounting Firm*

(n)(3)   Power of Attorney*

(r)   Form of Code of Ethics*

_____

*To be filed by amendment.

Item 26.   Marketing Arrangements

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.   Other Expenses of Issuance and Distribution

SEC registration fee	$	30,300
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving	$	*
Transfer Agent fees	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*To be provided by amendment.

The amounts set forth above, except for the SEC registration fee, are in each case estimated. All of the expenses set forth above shall be borne by the Company.

Item 28.   Persons Controlled by or Under Common Control

Immediately prior to this offering, our Adviser will own 100% of our outstanding common stock. Following the completion of this offering, the share ownership position in us of our Adviser is expected to represent less than 1% of our outstanding common stock.

See "Management" in the prospectus and "Certain Relationships and Related Party Transactions" in the statement of additional information.

Item 29.   Number of Holders of Securities

The following table sets forth the number of record holders of the Company's capital shares at [   ], 2018.

Title of Class	Number of Record Holders
Shares of common stock	[1]

Item 30.   Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or (b) active and deliberate dishonesty that is established by a final judgment and **that** is material to the cause of action. Our charter contains **such** a provision that**which** eliminates directors' and officers' liability **to the maximum extent permitted by Maryland law**, subject to the limitations of Maryland law and the requirements of the 1940 Act.

Our charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the Company or any individual who, while a director or officer of the Company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's

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willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which ~~our charter~~**ours** does not) to indemnify a director or officer who has been successful**, on the merits or otherwise,** in the defense of any proceeding to which he or she is made~~,~~ or threatened to be made~~,~~ a party by reason of his or her service in that capacity ~~against reasonable expenses actually incurred in the proceeding in which the director or officer was successful~~. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to **or in** which they may be made, or threatened to be made, a party **or witness** by reason of their service in those or other capacities unless it is established that (~~1~~**a**) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (~~a~~**1**) was committed in bad faith or (~~b~~**2**) was the result of active and deliberate dishonesty~~;~~**,** (~~2~~**b**) the director or officer actually received an improper personal benefit in money, property or services~~;~~ or (~~3~~**c**) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation ~~also~~ may not indemnify **a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification** for an adverse judgment in a suit by ~~or on behalf of~~ the corporation **or in its right,** or for a judgment of liability on the basis that a personal benefit was improperly received, ~~unless in either case a court orders indemnification, and then only for~~**is limited to** expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

~~Our charter obligates us, subject to the limitations of Maryland law and the requirements of the 1940 Act, to indemnify (1) any present or former director or officer; (2) any individual who, while a director or officer and at the Company's request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; or (3) the Adviser or any of its affiliates acting as an agent for the Company, from and against any claim or liability to which the person or entity may become subject or may incur by reason of such person's service in that capacity, and to pay or reimburse such person's reasonable expenses as incurred in advance of final disposition of a proceeding. These indemnification rights vest immediately upon an individual's election as a director or officer.~~

~~So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.~~

[The Adviser and its affiliates (each, an "Indemnitee") are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee's gross negligence, knowing and willful misconduct, or fraud, or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Company who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our ~~Notes~~**shares** or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee's gross negligence,

fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action; provided that the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

The Adviser, a Delaware limited liability company, serves as our administrator. The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Administration Agreement or otherwise as administrator for the Company.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.]

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements provide our directors and officers the maximum indemnification and advance of expenses permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or officer who is a party to the agreement.

Item 31.   Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management—Board of Directors," and "Executive Officers" and "Investment Advisory Agreement." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-107574), and is incorporated herein by reference.

Item 32.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)   the Registrant, YieldStreet Multi-Asset Fund Inc., 597 Fifth Avenue, 6th Floor, New York, New York 10017;

(2)   the Transfer Agent, [Transfer Agent], [   ]DST Systems, Inc., 430 W. 7th Street, Kansas City, Missouri, 64105;

(3)   the Custodian, [Custodian], [   ];

(4)   the Adviser, YieldStreet Management, LLC, 597 Fifth Avenue, 6th Floor, New York, New York 10017; and

ChangePro Comparison of 29395675v47 and 29395675v78 3/15/2019

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ~~21st~~[___] day of ~~December, 2018~~[___], [___].

YieldStreet Multi-Asset Fund Inc.

By: ~~/s/ Milind Mehere~~ _____

         Name: Milind Mehere
         Title: *Chief Executive Officer and Director*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
~~/s/ Milind Mehere~~ Milind Mehere	Chief Executive Officer and Director (Principal Executive Officer)	~~December 21, 2018~~[___]
~~/s/ Jimmy Pandhi~~ Jimmy Pandhi	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	~~December 21, 2018~~[___]